                             File No. 69-302



    SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C.






                FORM U-3A-2






   Statement by Holding Company Claiming
    Exemption under Rule U-3A-2 from the
  Provisions of the Public Utility Holding
            Company Act of 1935





   To be Filed Annually Prior to March 1






              FPL GROUP, INC.






hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

        FPL Group, Inc. ("Claimant") is a Florida corporation, organized in 1984, with its principal executive offices at 700 Universe Boulevard, Juno Beach,
        Florida 33408. Claimant's business is the holding of all the outstanding capital stock of its subsidiaries.

        The name, jurisdiction of incorporation, location and nature of business of each subsidiary of Claimant, as of December 31, 1996 is set forth in Appendix 1 hereto.

2. A brief discussion of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

        Claimant owns no property used in the generation or production, transmission, or distribution of natural or manufactured gas or of electric energy for sale.

        Claimant's only subsidiary public utility company is Florida Power & Light Company ("FPL"), a Florida corporation, which is an electric utility company. A description of the properties of FPL used for the generation, transmission, or distribution of electric energy for sale is set forth in Appendix 2 hereto. All of these properties are located within the State of Florida except for Scherer Unit No. 4 which is located in Georgia.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of kwh of electric energy sold (at retail or wholesale) or Mcf. of natural or manufactured gas distributed at retail.

             Claimant -     None
             FPL      -     80,889,489,393 kwh

        (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

             Claimant -     None
             FPL      -     None

        (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

             Claimant -     None
             FPL      -     938,128,000 kwh

        (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line.

             Claimant -     None
             FPL      -     7,496,749,000 kwh

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a)  Name, location, business address and
             description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Claimant has the following interests in EWG's:

             - Doswell Limited Partnership ("Doswell"), the business address of which is 10098 Old
                Ridge Road, Ashland, VA 23005.  The
                facility is a 663 megawatt gas-fired
                combined cycle plant located in Hanover
                County, Virginia, which sells 100% of its power to Virginia Electric and Power
                Company.

             -  InterAmerican Energy Leasing Company
                ("InterAmerican"), the business address of which is 1000 Wilson Boulevard, Suite 902,
                Arlington, Virginia 22209. The facility is a 100 megawatt gas-fired combined cycle plant located in Cartagena, Colombia, which is leased by InterAmerican to Promotora de Energia Electrica de
                Cartagena, S.A.

             - Termovalle S.C.A., E.S.P. ("Termovalle"), the business address of which is 1000
                Wilson Boulevard, Suite 902, Arlington,
                Virginia 22209.  The facility is a 200
                megawatt gas-fired combined cycle plant
                located in Cali, Colombia, which, when
                completed, will sell 160 megawatts to
                Empresa de Energia del Pacifico S.A. EPSA
                E.S.P., some additional sales will be made to industrial manufacturers in the Cali area and the remainder, if any, will be sold through the Colombian Bolsa de
                Energia (energy exchange).

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             At December 31, 1996, ESI Doswell, Inc. and
             ESI LP, Inc. each owned a limited partnership interest in Doswell. These interests in the aggregate will average approximately 36% over the life of the partnership. ESI Doswell, Inc. and ESI LP, Inc. are wholly-owned subsidiaries of ESI Energy, Inc., which is a wholly-owned subsidiary of FPL Group Capital
             Inc, a wholly-owned subsidiary of Claimant.

             At December 31, 1996, FPL Mamonal, Inc. and
             FPL International Investment Company, each, indirectly, owned a limited partnership interest in InterAmerican. These interests in the aggregate will average approximately 28% over the life of the partnership. FPL
             Mamonal, Inc. and FPL International Investment
             Company are wholly-owned subsidiaries of FPL
             Group International, Inc., which is a
             wholly-owned subsidiary of FPL Group Capital
             Inc, a wholly-owned subsidiary of Claimant.

             At December 31, 1996, FPL Termovalle, Inc. and
             FPL International Holdings, Inc., each,
             indirectly, owned a limited partnership
             interest in Termovalle. These interests in the aggregate will average approximately 36% over the life of the partnership. FPL
             Termovalle, Inc. and FPL International
             Holdings, Inc. are wholly-owned subsidiaries of FPL Group International, Inc., which is a wholly-owned subsidiary of FPL Group Capital
             Inc, a wholly-owned subsidiary of Claimant.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             ESI Doswell, Inc.'s and ESI LP, Inc.'s
             combined investment balance in the EWG at December 31, 1996 consists of $29.8 million of equity contributions. Claimant and its other system companies do not directly or indirectly guarantee any security of Doswell, nor is there any recourse to Claimant or another system company for any financial obligations of Doswell.

             FPL Mamonal, Inc.'s and FPL International
             Investment Company's combined capital
             contribution in the EWG at December 31, 1996 consists of $14.9 million. Claimant and its other system companies do not directly or indirectly guarantee any security of
             InterAmerican, nor is there any recourse to Claimant or another system company for any financial obligations of InterAmerican.

             No capital contribution has been made by the Claimant, either directly or indirectly, in the EWG at December 31, 1996. The project is currently under construction and development.
             Claimant and its other system companies do not directly or indirectly guarantee any security of Termovalle, nor is there any recourse to Claimant or another system company for any financial obligations of Termovalle.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             Doswell
             Total Partners' Capital         =  $36,891,248
             Total Debt Obligations          = $389,000,000
             Net Income                      =           $0
             Claimant's Equity in Net Income =           $0

             InterAmerican
             Total Partner's Capital         =  $12,915,271
             Total Debt Obligations          =  $48,906,083
             Net Income                      =   $3,521,366
             Claimant's Equity in Net Income =     $153,549

             Termovalle
             Total Partner's Capital         =      $10,000
             Total Debt Obligations          =  $53,886,132
             Net Income                      =           $0
             Claimant's Equity in Net Income =     ($24,235)

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             None

                                   EXHIBIT A


A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.


                  Company                                      Pages

FPL Group, Inc. and Subsidiaries                                6-7

Florida Power & Light Company and Subsidiaries                  8-9

FPL Group Capital Inc and Subsidiaries                         10-13

Alandco Inc. and Subsidiaries                                  14-15

ESI Energy, Inc. and Subsidiaries                              16-27

FPL Group International, Inc.                                  28-35

Palms Insurance Company, Limited and Subsidiary                36-37

Telesat Cablevision, Inc. and Subsidiaries                     38-41

Turner Foods Corporation and Subsidiaries                      42-45

HJT Holdings, Inc., LCR Holdings, Inc. and Subsidiaries        46-47

Notes to Consolidating Financial Statements                      48

FPL GROUP, INC. AND SUBSIDIARIES                                                                                         6
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                          Florida
                                                               Power      FPL Group                  Adjusting
                                                  FPL         & Light      Capital         CAS            &         FPL Group,
                                                 Group,       Company        Inc       Investments,      Elim.          Inc.
ASSETS                                            Inc.     Consolidated  Consolidated      Inc.         Entries     Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0   $16,406,493           $0          $0            $0    $16,406,493
 Nuclear fuel under capital lease                       0       182,163            0           0             0        182,163
 Construction work in progress                          0       220,136       38,199           0             1        258,336
 Other property                                         0             0      181,069           0         5,562        186,631
 Less accumulated depr. & amort.                        0    (7,610,786)     (38,639)          0          (309)    (7,649,734)
    Total property, plant and eqpt. - net               0     9,198,006      180,629           0         5,254      9,383,889

CURRENT ASSETS
 Cash and cash equivalents                         31,094        78,417       86,049         372             0        195,932
 Customer receivables - net                             0       460,120        1,381           0             0        461,501
 Materials, supplies & fossil fuel stock                0       247,597       20,590           0            (1)       268,186
 Deferred clause expenses                               0       127,046            0           0             0        127,046
 Other                                              2,535        98,107       35,970      78,312       (94,058)       120,866
    Total current assets                           33,629     1,011,287      143,990      78,684       (94,059)     1,173,531

OTHER ASSETS:
 Special use funds of FPL                               0       805,819            0           0             0        805,819
 Other investments                              4,908,253             0      660,621       4,229    (5,246,248)       326,855
 Unamort. debt reacquisition costs of FPL               0       282,756            0           0             0        282,756
 Other                                             62,190       233,405       17,637           0       (66,759)       246,473
    Total other assets                          4,970,443     1,321,980      678,258       4,229    (5,313,007)     1,661,903

    TOTAL ASSETS                               $5,004,072   $11,531,273   $1,002,877     $82,913   ($5,401,812)   $12,219,323

CAPITALIZATION
 Common shareholders' equity                   $4,592,132    $4,666,941     $223,799     $15,907   ($4,906,647)    $4,592,132
 Pref. stock without sinking fund requirements          0       289,580            0           0             0        289,580
 Pref. stock with sinking fund requirements             0        42,000            0           0             0         42,000
 Long-term debt                                         0     2,981,261      163,053           0            (1)     3,144,313
    Total capitalization                        4,592,132     7,979,782      386,852      15,907    (4,906,648)     8,068,025

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0         4,040      150,560           0             0        154,600
 Accounts payable                                       0       299,026        8,809           0             1        307,836
 Customers' deposits                                    0       267,846           82           0             0        267,928
 Accrued interest and taxes                        (3,354)      300,842        7,054         430       (46,315)       258,657
 Deferred clause revenues                               0        60,451            0           0             0         60,451
 Other                                             58,466       195,806       15,845           0       (45,125)       224,992
    Total current liabilities                      55,112     1,128,011      182,350         430       (91,439)     1,274,464

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0     1,146,680      368,615      66,576       (51,333)     1,530,538
 Deferred regulatory credit - income taxes              0       128,638            0           0             0        128,638
 Unamortized investment tax credits                     0       250,641            0           0             0        250,641
 Storm and property insurance reserve                   0       222,577            0           0             0        222,577
 Other                                            356,828       674,944       65,060           0      (352,392)       744,440
    Total other liabilities & deferred credits    356,828     2,423,480      433,675      66,576      (403,725)     2,876,834

TOTAL CAPITALIZATION AND LIABILITIES           $5,004,072   $11,531,273   $1,002,877     $82,913   ($5,401,812)   $12,219,323

FPL GROUP, INC. AND SUBSIDIARIES                                                                                         7
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                         Florida
                                                             Power        FPL Group                  Adjusting
                                                  FPL        & Light       Capital         CAS           &        FPL Group,
                                                 Group,      Company         Inc       Investments,     Elim.         Inc.
INCOME STATEMENT                                  Inc.    Consolidated   Consolidated      Inc.        Entries    Consolidated
OPERATING REVENUES                                     $0   $5,986,428       $50,350           $0           $0    $6,036,778

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0    2,130,583             0            0            0     2,130,583
 Other operations and maintenance                     633    1,127,559        59,048        1,581           (1)    1,188,820
 Depreciation & amortization                            0      954,802         5,573            0            0       960,375
 Taxes other than income taxes                         79      585,669           431            0            0       586,179
    Total operating expenses                          712    4,798,613        65,052        1,581           (1)    4,865,957
OPERATING INCOME                                     (712)   1,187,815       (14,702)      (1,581)           1     1,170,821

OTHER INCOME (DEDUCTIONS):
 Interest charges                                 (33,586)    (246,227)      (20,302)           0       33,586      (266,530)
 Preferred stock dividends - FPL                        0      (23,732)            0            0            0       (23,732)
 Other-net                                        601,623       (5,108)       32,540       (4,051)    (632,251)       (7,247)
    Interest expense and other - net              568,037     (275,067)       12,238       (4,051)    (598,665)     (297,509)

INCOME BEFORE INCOME TAXES                        567,325      912,748        (2,464)      (5,632)    (598,664)      873,312

INCOME TAXES                                      (12,125)     321,586       (13,629)      (1,972)           2       293,862

NET INCOME (LOSS)                                 579,450      591,162        11,165       (3,660)    (598,666)      579,450
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR     1,258,522      872,046      (916,877)        (181)      45,012     1,258,522
DEDUCT:
 Dividends                                        320,253      592,815             0            0     (592,815)      320,253
 Other                                                  0          280             0        5,144       (5,424)            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR     $1,517,719     $870,113     ($905,712)     ($8,985)     $44,585    $1,517,719

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                                                 8
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                                                     Florida
                                               Florida        Land                    FPL                   Adjusting    Power &
                                               Power        Resource       FPL      Energy       KPB          &          Light
                                               & Light     Investment    Enersys   Services,   Financial     Elim.       Company
ASSETS                                         Company       Company       Inc.      Inc.        Corp.      Entries   Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost    $16,210,948    $195,545        $0        $0          $0           $0   $16,406,493
 Nuclear fuel under capital lease                 182,163           0         0         0           0            0       182,163
 Construction work in progress                    220,121          15         0         0           0            0       220,136
 Other property                                         0           0         0         0           0            0             0
 Less accumulated depr. & amort.               (7,568,515)    (42,271)        0         0           0            0    (7,610,786)
    Total property, plant and eqpt. - net       9,044,717     153,289         0         0           0            0     9,198,006

CURRENT ASSETS
 Cash and cash equivalents                         61,144           0         0         2      17,271            0        78,417
 Customer receivables - net                       160,876           0         0     2,650     296,594            0       460,120
 Materials, supplies & fossil fuel stock          247,597           0         0         0           0            0       247,597
 Deferred clause expenses                         127,046           0         0         0           0            0       127,046
 Other                                            439,720      49,899         0       541      33,811     (425,864)       98,107
    Total current assets                        1,036,383      49,899         0     3,193     347,676     (425,864)    1,011,287

OTHER ASSETS:
 Special use funds of FPL                         666,810           0         0         0     139,009            0       805,819
 Other investments                                322,659           0         0         0           0     (322,659)            0
 Unamort. debt reacquisition costs of FPL         282,756           0         0         0           0            0       282,756
 Other                                            291,041           0     1,006     1,073         443      (60,158)      233,405
    Total other assets                          1,563,266           0     1,006     1,073     139,452     (382,817)    1,321,980

    TOTAL ASSETS                              $11,644,366    $203,188    $1,006    $4,266    $487,128    ($808,681)  $11,531,273

CAPITALIZATION
 Common shareholders' equity                   $4,666,941    $184,024    $1,006    $1,006    $137,629    ($323,665)   $4,666,941
 Pref. stock w/o sinking fund requirements        289,580           0         0         0           0            0       289,580
 Pref. stock with sinking fund requirements        42,000           0         0         0           0            0        42,000
 Long-term debt                                 2,981,261           0         0         0           0            0     2,981,261
    Total capitalization                        7,979,782     184,024     1,006     1,006     137,629     (323,665)    7,979,782

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock        4,040           0         0         0           0            0         4,040
 Accounts payable                                 297,901           0         0     1,125           0            0       299,026
 Customers' deposits                              267,846           0         0         0           0            0       267,846
 Accrued interest and taxes                       299,793       1,170         0       (26)        (95)           0       300,842
 Deferred clause revenues                          60,451           0         0         0           0            0        60,451
 Other                                            271,405           0         0     2,005     348,261     (425,865)      195,806
    Total current liabilities                   1,201,436       1,170         0     3,104     348,166     (425,865)    1,128,011

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes              1,188,365      17,481         0       (15)          0      (59,151)    1,146,680
 Deferred regulatory credit - income taxes        128,638           0         0         0           0            0       128,638
 Unamortized investment tax credits               250,128         513         0         0           0            0       250,641
 Storm and property insurance reserve             221,244           0         0         0       1,333            0       222,577
 Other                                            674,773           0         0       171           0            0       674,944
    Total other liabilities & deferred credits  2,463,148      17,994         0       156       1,333      (59,151)    2,423,480

TOTAL CAPITALIZATION AND LIABILITIES          $11,644,366    $203,188    $1,006    $4,266    $487,128    ($808,681)  $11,531,273

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES                                                                                 9
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                                                   Florida
                                              Florida      Land                    FPL                    Adjusting    Power
                                              Power       Resource      FPL       Energy      KPB           &          & Light
                                              & Light     Investment   Enersys    Services,   Financial    Elim.       Company
INCOME STATEMENT                              Company      Company      Inc.      Inc.        Corp.       Entries    Consolidated
OPERATING REVENUES                           $5,986,428    $9,820         $0          $0         $0     ($9,820)     $5,986,428

OPERATING EXPENSES
 Fuel, purchased power & interchange          2,130,583         0          0           0          0           0       2,130,583
 Other operations and maintenance             1,137,379         0          0           0          0      (9,820)      1,127,559
 Depreciation & amortization                    949,428     5,374          0           0          0           0         954,802
 Taxes other than income taxes                  582,470     3,205          0          (6)         0           0         585,669
    Total operating expenses                  4,799,860     8,579          0          (6)         0      (9,820)      4,798,613
OPERATING INCOME                              1,186,568     1,241          0           6          0           0       1,187,815

OTHER INCOME (DEDUCTIONS):
 Interest charges                              (246,227)        0          0           0       (219)        219        (246,227)
 Preferred stock dividends - FPL                (23,732)        0          0           0          0           0         (23,732)
 Other-net                                       (5,110)        0        133         135      6,166      (6,432)         (5,108)
    Interest expense and other - net           (275,069)        0        133         135      5,947      (6,213)       (275,067)

INCOME BEFORE INCOME TAXES                      911,499     1,241        133         141      5,947      (6,213)        912,748

INCOME TAXES                                    320,337     1,241          0           8          0           0         321,586

NET INCOME (LOSS)                               591,162         0        133         133      5,947      (6,213)        591,162
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR     872,046         0     (2,266)     (2,102)     3,274       1,094         872,046
DEDUCT:
 Dividends                                      592,815         0          0           0          0           0         592,815
 Other                                              280         0          0           0          0           0             280
RETAINED EARNINGS (DEFICIT) AT END OF YEAR     $870,113        $0    ($2,133)    ($1,969)    $9,221     ($5,119)       $870,113

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                                  10
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                                                   Palms
                                                  FPL                        ESI          FPL Group                  Insurance
                                                 Group       Alandco       Energy,      International      MBR        Company,
                                                Capital       Inc.           Inc.           Inc.        Services,       Ltd.
ASSETS                                            Inc     Consolidated   Consolidated   Consolidated      Inc.      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0          $0          $0             $0           $0            $0
 Nuclear fuel under capital lease                       0           0           0              0            0             0
 Construction work in progress                          0           0           0              0            0             0
 Other property                                         0       5,874      34,660          4,879            0             0
 Less accumulated depr. & amort.                        0        (167)       (766)             0            0             0
    Total property, plant and eqpt. - net               0       5,707      33,894          4,879            0             0

CURRENT ASSETS
 Cash and cash equivalents                         72,434         (61)        983            752            0         9,889
 Customer receivables - net                             0           0           1            238            0             0
 Materials, supplies & fossil fuel stock                0           0           0              0            0             0
 Deferred clause expenses                               0           0           0              0            0             0
 Other                                                 22      10,640      39,699          2,387            0         2,329
    Total current assets                           72,456      10,579      40,683          3,377            0        12,218

OTHER ASSETS:
 Special use funds of FPL                               0           0           0              0            0             0
 Other investments                                563,065       5,386     295,246         32,879            0         8,648
 Unamort. debt reacquisition costs of FPL               0           0           0              0            0             0
 Other                                              2,145       1,519       6,132          7,377            0           445
    Total other assets                            565,210       6,905     301,378         40,256            0         9,093

    TOTAL ASSETS                                 $637,666     $23,191    $375,955        $48,512           $0       $21,311

CAPITALIZATION
 Common shareholders' equity                     $223,799     $21,937     $38,685        $47,759           $0        $5,731
 Pref. stock without sinking fund requirements          0           0           0              0            0             0
 Pref. stock with sinking fund requirements             0           0           0              0            0             0
 Long-term debt                                   128,173           0      34,880              0            0             0
    Total capitalization                          351,972      21,937      73,565         47,759            0         5,731

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock      150,000           0         560              0            0             0
 Accounts payable                                     150       1,196       5,062            639            0            31
 Customers' deposits                                    0           0           0              0            0             0
 Accrued interest and taxes                         6,626           0           0              0            0             0
 Deferred clause revenues                               0           0           0              0            0             0
 Other                                             20,291          58       3,546            114            0         9,511
    Total current liabilities                     177,067       1,254       9,168            753            0         9,542

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 40,763           0     292,926              0            0             0
 Deferred regulatory credit - income taxes              0           0           0              0            0             0
 Unamortized investment tax credits                     0           0           0              0            0             0
 Storm and property insurance reserve                   0           0           0              0            0             0
 Other                                             67,864           0         296              0            0         6,038
    Total other liabilities & deferred credits    108,627           0     293,222              0            0         6,038

TOTAL CAPITALIZATION AND LIABILITIES             $637,666     $23,191    $375,955        $48,512           $0       $21,311

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                                  11
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                                                  Palms
                                                  FPL                        ESI          FPL Group                 Insurance
                                                 Group       Alandco       Energy,      International     MBR        Company,
                                                Capital       Inc.           Inc.           Inc.       Services,       Ltd.
INCOME STATEMENT                                  Inc     Consolidated   Consolidated   Consolidated     Inc.      Consolidated
OPERATING REVENUES                                    $0         $12       $2,991             $0           $0        $2,915

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0           0            0              0            0             0
 Other operations and maintenance                  7,031         660       13,192          5,616            0         2,048
 Depreciation & amortization                         306           6          250              0            0             0
 Taxes other than income taxes                         5         339           43              3            0             0
    Total operating expenses                       7,342       1,005       13,485          5,619            0         2,048
OPERATING INCOME                                  (7,342)       (993)     (10,494)        (5,619)           0           867

OTHER INCOME (DEDUCTIONS):
 Interest charges                                (20,367)          0           57              8            0             0
 Preferred stock dividends - FPL                       0           0            0              0            0             0
 Other-net                                        22,106       3,371       11,234            100            0             0
    Interest expense and other - net               1,739       3,371       11,291            108            0             0

INCOME BEFORE INCOME TAXES                        (5,603)      2,378          797         (5,511)           0           867

INCOME TAXES                                     (16,768)        834       (1,305)        (1,010)           0           308

NET INCOME (LOSS)                                 11,165       1,544        2,102         (4,501)           0           559
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR     (916,877)     (6,799)           0              0         (608)        3,116
DEDUCT:
 Dividends                                             0       1,544        2,102              0            0             0
 Other                                                 0           0            0              0         (608)            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR     ($905,712)    ($6,799)          $0        ($4,501)          $0        $3,675

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                                  12
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                                                FPL
                                                Telesat        Turner                               Adjusting      Group
                                              Cablevision,      Foods        FPL       HJT & LCR        &         Capital
                                                  Inc.       Corporation   Holdings    Holdings       Elim.         Inc
ASSETS                                        Consolidated  Consolidated     Inc     Consolidated    Entries    Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0         $0           $0            $0            $0
 Nuclear fuel under capital lease                       0            0          0            0             0             0
 Construction work in progress                          0            0          0            0        38,199        38,199
 Other property                                         0      182,719        272            0       (47,335)      181,069
 Less accumulated depr. & amort.                        0      (37,434)      (272)           0             0       (38,639)
    Total property, plant and eqpt. - net               0      145,285          0            0        (9,136)      180,629

CURRENT ASSETS
 Cash and cash equivalents                            471        1,535          0           45             1        86,049
 Customer receivables - net                             0        1,142          0            0             0         1,381
 Materials, supplies & fossil fuel stock                0       20,590          0            0             0        20,590
 Deferred clause expenses                               0            0          0            0             0             0
 Other                                                  0        3,900         99        2,836       (25,942)       35,970
    Total current assets                              471       27,167         99        2,881       (25,941)      143,990

OTHER ASSETS:
 Special use funds of FPL                               0            0          0            0             0             0
 Other investments                                      0          144          0      341,731      (586,478)      660,621
 Unamort. debt reacquisition costs of FPL               0            0          0            0             0             0
 Other                                                  8          247          0            0          (236)       17,637
    Total other assets                                  8          391          0      341,731      (586,714)      678,258

    TOTAL ASSETS                                     $479     $172,843        $99     $344,612     ($621,791)   $1,002,877

CAPITALIZATION
 Common shareholders' equity                     ($14,780)    $138,593       $177     $344,199     ($582,301)     $223,799
 Pref. stock without sinking fund requirements          0            0          0            0             0             0
 Pref. stock with sinking fund requirements             0            0          0            0             0             0
 Long-term debt                                         0            0          0            0             0       163,053
    Total capitalization                          (14,780)     138,593        177      344,199      (582,301)      386,852

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0          0            0             0       150,560
 Accounts payable                                       0        1,731          0            0             0         8,809
 Customers' deposits                                    0           82          0            0             0            82
 Accrued interest and taxes                             0           15          0          413             0         7,054
 Deferred clause revenues                               0            0          0            0             0             0
 Other                                             12,678            0          0            0       (30,353)       15,845
    Total current liabilities                      12,678        1,828          0          413       (30,353)      182,350

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                  2,581       32,422        (78)           0             1       368,615
 Deferred regulatory credit - income taxes              0            0          0            0             0             0
 Unamortized investment tax credits                     0            0          0            0             0             0
 Storm and property insurance reserve                   0            0          0            0             0             0
 Other                                                  0            0          0            0        (9,138)       65,060
    Total other liabilities & deferred credits      2,581       32,422        (78)           0        (9,137)      433,675

TOTAL CAPITALIZATION AND LIABILITIES                 $479     $172,843        $99     $344,612     ($621,791)   $1,002,877

FPL GROUP CAPITAL INC AND SUBSIDIARIES                                                                                  13
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                                                 FPL
                                                Telesat         Turner                               Adjusting      Group
                                              Cablevision,       Foods        FPL       HJT & LCR        &         Capital
                                                  Inc.        Corporation   Holdings    Holdings       Elim.         Inc
INCOME STATEMENT                              Consolidated   Consolidated     Inc     Consolidated    Entries    Consolidated
OPERATING REVENUES                                     $0      $44,431          $0           $0           $1       $50,350

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                   1,425       29,075           0            0            1        59,048
 Depreciation & amortization                            0        5,011           0            0            0         5,573
 Taxes other than income taxes                         41            0           0            0            0           431
    Total operating expenses                        1,466       34,086           0            0            1        65,052
OPERATING INCOME                                   (1,466)      10,345           0            0            0       (14,702)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0       (20,302)
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                            867          857           0        1,181       (7,176)       32,540
    Interest expense and other - net                  867          857           0        1,181       (7,176)       12,238

INCOME BEFORE INCOME TAXES                           (599)      11,202           0        1,181       (7,176)       (2,464)

INCOME TAXES                                         (233)       4,130           0          413            2       (13,629)

NET INCOME (LOSS)                                    (366)       7,072           0          768       (7,178)       11,165
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (30,327)      11,057        (674)           0       24,235      (916,877)
DEDUCT:
 Dividends                                              0        6,250           0            0       (9,896)            0
 Other                                                (30)           0           0            0          638             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($30,663)     $11,879       ($674)        $768      $26,315     ($905,712)

ALANDCO INC. AND SUBSIDIARIES                                                                             14
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars
                                                                                       Adjusting
                                                              Alandco/     Alandco         &          Alandco
                                                 Alandco,     Cascade,        I,         Elim.         Inc.
ASSETS                                             Inc.         Inc.         Inc.       Entries    Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0
 Nuclear fuel under capital lease                       0            0           0            0            0
 Construction work in progress                          0            0           0            0            0
 Other property                                         0        5,874           0            0        5,874
 Less accumulated depr. & amort.                        0         (167)          0            0         (167)
    Total property, plant and eqpt. - net               0        5,707           0            0        5,707

CURRENT ASSETS
 Cash and cash equivalents                            (61)           0           0            0          (61)
 Customer receivables - net                             0            0           0            0            0
 Materials, supplies & fossil fuel stock                0            0           0            0            0
 Deferred clause expenses                               0            0           0            0            0
 Other                                             10,993          750      (1,082)         (21)      10,640
    Total current assets                           10,932          750      (1,082)         (21)      10,579

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0
 Other investments                                 28,853        5,386           0      (28,853)       5,386
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0
 Other                                             (1,884)       2,688         715            0        1,519
    Total other assets                             26,969        8,074         715      (28,853)       6,905

    TOTAL ASSETS                                  $37,901      $14,531       ($367)    ($28,874)     $23,191

CAPITALIZATION
 Common shareholders' equity                      $37,901      $13,256       ($367)    ($28,853)     $21,937
 Pref. stock without sinking fund requirements          0            0           0            0            0
 Pref. stock with sinking fund requirements             0            0           0            0            0
 Long-term debt                                         0            0           0            0            0
    Total capitalization                           37,901       13,256        (367)     (28,853)      21,937

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0
 Accounts payable                                       0        1,275           0          (79)       1,196
 Customers' deposits                                    0            0           0            0            0
 Accrued interest and taxes                             0            0           0            0            0
 Deferred clause revenues                               0            0           0            0            0
 Other                                                  0            0           0           58           58
    Total current liabilities                           0        1,275           0          (21)       1,254

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0            0            0
 Deferred regulatory credit - income taxes              0            0           0            0            0
 Unamortized investment tax credits                     0            0           0            0            0
 Storm and property insurance reserve                   0            0           0            0            0
 Other                                                  0            0           0            0            0
    Total other liabilities & deferred credits          0            0           0            0            0

TOTAL CAPITALIZATION AND LIABILITIES              $37,901      $14,531       ($367)    ($28,874)     $23,191

ALANDCO INC. AND SUBSIDIARIES                                                                             15
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                                                                       Adjusting
                                                             Alandco/      Alandco         &          Alandco
                                                Alandco,     Cascade,         I,         Elim.         Inc.
INCOME STATEMENT                                  Inc.         Inc.          Inc.       Entries    Consolidated
OPERATING REVENUES                                     $0          $12          $0           $0          $12

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0
 Other operations and maintenance                       0          291           0          369          660
 Depreciation & amortization                            0            6           0            0            6
 Taxes other than income taxes                          0          339           0            0          339
    Total operating expenses                            0          636           0          369        1,005
OPERATING INCOME                                        0         (624)          0         (369)        (993)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0
 Preferred stock dividends - FPL                        0            0           0            0            0
 Other-net                                          4,266       (4,066)          0        3,171        3,371
    Interest expense and other - net                4,266       (4,066)          0        3,171        3,371

INCOME BEFORE INCOME TAXES                          4,266       (4,690)          0        2,802        2,378

INCOME TAXES                                        2,722       (1,888)          0            0          834

NET INCOME (LOSS)                                   1,544       (2,802)          0        2,802        1,544
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        (6,799)     (16,097)      2,014       14,083       (6,799)
DEDUCT:
 Dividends                                          1,544            0           0            0        1,544
 Other                                                  0            0           0            0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        ($6,799)    ($18,899)     $2,014      $16,885      ($6,799)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       16
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996                                             ESI       ESI Dixie       ESI
Thousands of Dollars                                        Antilles,    Valley,     Bay Area,
                                                              Inc./       Inc./        Inc./
                                                  ESI         ESI       ESI Dixie       ESI        ESI          ESI Brady
                                                Energy,     Antilles      Valley     Bay Area      Brady,     Power Services,
ASSETS                                            Inc.      LP, Inc.     LP, Inc.    GP, Inc.      Inc.            Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                     1,340            0           0            0            0             0
 Less accumulated depr. & amort.                     (766)           0           0            0            0             0
    Total property, plant and eqpt. - net             574            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                           (267)          22          20            0            0            76
 Customer receivables - net                             1            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                             43,706       12,059     (11,472)      16,449       (1,583)           27
    Total current assets                           43,440       12,081     (11,452)      16,449       (1,583)          103

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                 31,485            0           0       27,175       (3,623)            0
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                              4,706            0           0            0            0             8
    Total other assets                             36,191            0           0       27,175       (3,623)            8

    TOTAL ASSETS                                  $80,205      $12,081    ($11,452)     $43,624      ($5,206)         $111

CAPITALIZATION
 Common shareholders' equity                     ($37,465)     $11,920    ($11,584)     $24,706        ($367)        ($115)
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                       501            0           0            0            0             0
    Total capitalization                          (36,964)      11,920     (11,584)      24,706         (367)         (115)

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                   2,062            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                            135,158          161         132          338          556           226
    Total current liabilities                     137,220          161         132          338          556           226

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                (20,347)           0           0       18,580       (5,395)            0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                296            0           0            0            0             0
    Total other liabilities & deferred credits    (20,051)           0           0       18,580       (5,395)            0

TOTAL CAPITALIZATION AND LIABILITIES              $80,205      $12,081    ($11,452)     $43,624      ($5,206)         $111

ESI ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME AND                                                                                  17
RETAINED EARNINGS
DECEMBER 31, 1996                                             ESI       ESI Dixie       ESI
Thousands of Dollars                                        Antilles,    Valley,      Bay Area,
                                                              Inc./      Inc./          Inc./
                                                  ESI         ESI       ESI Dixie       ESI          ESI        ESI Brady
                                                Energy,     Antilles     Valley       Bay Area      Brady,    Power Services,
INCOME STATEMENT                                  Inc.      LP, Inc.     LP, Inc.     GP, Inc.       Inc.          Inc.
OPERATING REVENUES                                  $894           $0        $144          $71           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0            0           0            0            0             0
 Other operations and maintenance                  9,051          680           8          242          160           178
 Depreciation & amortization                         167            0           1            0            0             0
 Taxes other than income taxes                        33            0           0            0            1             0
    Total operating expenses                       9,251          680           9          242          161           178
OPERATING INCOME                                  (8,357)        (680)        135         (171)        (161)         (178)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                  1,946          (85)          0            0            0             0
 Preferred stock dividends - FPL                       0            0           0            0            0             0
 Other-net                                        (1,202)       3,298           0          419         (562)            0
    Interest expense and other - net                 744        3,213           0          419         (562)            0

INCOME BEFORE INCOME TAXES                        (7,613)       2,533         135          248         (723)         (178)

INCOME TAXES                                      (9,715)         887          12          (69)        (246)          (62)

NET INCOME (LOSS)                                  2,102        1,646         123          317         (477)         (116)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR            0       (5,278)     21,298        6,332       (5,612)            0
DEDUCT:
 Dividends                                         2,102            0           0            0            0             0
 Other                                                 0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR            $0      ($3,632)    $21,421       $6,649      ($6,089)        ($116)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       18
CONSOLIDATING BALANCE SHEET                                                 ESI
DECEMBER 31, 1996                                                          Doswell                      ESI
Thousands of Dollars                                                        Inc./                   Geothermal
                                                   ESI                    ESI Doswell                 Inc., and      Harper
                                                California     ESI        GP, Inc./        ESI          ESI          Lake
                                                Holdings,   Double "C",   ESI Doswell   Ebensburg,   Geothermal   Operations,
ASSETS                                             Inc.        Inc.       GP II, Inc.      Inc.       II, Inc.       Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                         0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0            0           0            0            0             0
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                              4,132        6,090         851        4,872      (24,814)          341
    Total current assets                            4,132        6,090         851        4,872      (24,814)          341

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                      0        5,905       7,146        5,686       13,714             0
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other assets                                  0        5,905       7,146        5,686       13,714             0

    TOTAL ASSETS                                   $4,132      $11,995      $7,997      $10,558     ($11,100)         $341

CAPITALIZATION
 Common shareholders' equity                       $4,128       $7,238      $5,462      ($5,455)    ($12,914)         $144
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                         0            0           0        6,658            0             0
    Total capitalization                            4,128        7,238       5,462        1,203      (12,914)          144

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                                  4           46         289        3,131          105           197
    Total current liabilities                           4           46         289        3,131          105           197

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0        4,711       2,246        6,224        1,709             0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits          0        4,711       2,246        6,224        1,709             0

TOTAL CAPITALIZATION AND LIABILITIES               $4,132      $11,995      $7,997      $10,558     ($11,100)         $341

ESI ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME AND                                                                                  19
RETAINED EARNINGS                                                             ESI
DECEMBER 31, 1996                                                           Doswell                     ESI
Thousands of Dollars                                                         Inc./                   Geothermal
                                                  ESI                     ESI Doswell                 Inc., and       Harper
                                               California      ESI         GP, Inc./       ESI           ESI           Lake
                                               Holdings,    Double "C",   ESI Doswell    Ebensburg,    Geothermal    Operations,
INCOME STATEMENT                                  Inc.         Inc.       GP II, Inc.      Inc.        II, Inc.        Inc.
OPERATING REVENUES                                   $0           $0           $0           $0           $200          $210

OPERATING EXPENSES
 Fuel, purchased power & interchange                  0            0            0            0              0             0
 Other operations and maintenance                     0           14          131           14             15           100
 Depreciation & amortization                          0            0            0            0              0             0
 Taxes other than income taxes                        1            1            0            0              1             0
    Total operating expenses                          1           15          131           14             16           100
OPERATING INCOME                                     (1)         (15)        (131)         (14)           184           110

OTHER INCOME (DEDUCTIONS):
 Interest charges                                     0            0            0         (670)             0             0
 Preferred stock dividends - FPL                      0            0            0            0              0             0
 Other-net                                            0            0           61            3              0             0
    Interest expense and other - net                  0            0           61         (667)             0             0

INCOME BEFORE INCOME TAXES                           (1)         (15)         (70)        (681)           184           110

INCOME TAXES                                          5          (48)         (24)        (225)          (585)           39

NET INCOME (LOSS)                                    (6)          33          (46)        (456)           769            71
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         137        1,901       17,822          818         14,500            73
DEDUCT:
 Dividends                                            0            0            0            0              0             0
 Other                                                0            0            0            0              0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $131       $1,934      $17,776         $362        $15,269          $144

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       20
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996                                                                       ESI
Thousands of Dollars                                                                 Jonesboro,
                                                                                        Inc./
                                                Hyperion    Hyperion       FPL          ESI          ESI          ESI
                                                 VIII,        IX,      Investments   Jonesboro    Kern Front,     LP,
ASSETS                                           Inc.         Inc.         Inc       LP, Inc.       Inc.          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                         0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0            0           0            0            0             0
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                                841          505      75,324       (6,263)       7,596         1,107
    Total current assets                              841          505      75,324       (6,263)       7,596         1,107

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                  4,618       13,749     142,853            0        3,593        24,962
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other assets                              4,618       13,749     142,853            0        3,593        24,962

    TOTAL ASSETS                                   $5,459      $14,254    $218,177      ($6,263)     $11,189       $26,069

CAPITALIZATION
 Common shareholders' equity                     ($14,292)    ($11,065)    $53,075      ($6,310)      $7,734       $22,487
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0             0
    Total capitalization                          (14,292)     (11,065)     53,075       (6,310)       7,734        22,487

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                                496          371       5,143          112           49             0
    Total current liabilities                         496          371       5,143          112           49             0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 19,255       24,948     159,959          (65)       3,406         3,582
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits     19,255       24,948     159,959          (65)       3,406         3,582

TOTAL CAPITALIZATION AND LIABILITIES               $5,459      $14,254    $218,177      ($6,263)     $11,189       $26,069

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       21
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996                                                                       ESI
Thousands of Dollars                                                                 Jonesboro,
                                                                                        Inc./
                                                Hyperion    Hyperion       FPL          ESI          ESI           ESI
                                                  VIII,       IX,      Investments    Jonesboro   Kern Front,      LP,
INCOME STATEMENT                                  Inc.        Inc.         Inc        LP, Inc.       Inc.          Inc.
OPERATING REVENUES                                     $0           $0          $0           $0           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                      49           37          17           24           13             0
 Depreciation & amortization                            0            0           0            0            0             0
 Taxes other than income taxes                          1            0           0            1            1             0
    Total operating expenses                           50           37          17           25           14             0
OPERATING INCOME                                      (50)         (37)        (17)         (25)         (14)            0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                         (4,397)      (4,376)        679          495            0          (318)
    Interest expense and other - net               (4,397)      (4,376)        679          495            0          (318)

INCOME BEFORE INCOME TAXES                         (4,447)      (4,413)        662          470          (14)         (318)

INCOME TAXES                                       (1,820)      (1,869)        559          210          (44)         (104)

NET INCOME (LOSS)                                  (2,627)      (2,544)        103          260           30          (214)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        (6,656)      (8,169)      2,188        8,322        2,049        (3,535)
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        ($9,283)    ($10,713)     $2,291       $8,582       $2,079       ($3,749)

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       22
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                  CH Oremesa                  CH POSDEF,
                                                               ESI                      Inc./                     Inc./
                                                   MES      Montgomery      ESI           CH           ESI           CH
                                                Financial     County,    Multitrade     Ormesa     Pittsylvania,   POSDEF LP,
ASSETS                                             Corp        Inc.       LP, Inc.     LP, Inc.        Inc.          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                         0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                             12            0           0            0            0             0
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                             16,570       46,542      (3,960)      (1,522)         105        (7,347)
    Total current assets                           16,582       46,542      (3,960)      (1,522)         105        (7,347)

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                 59,588       29,562      (1,289)       7,040          (33)       29,985
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other assets                             59,588       29,562      (1,289)       7,040          (33)       29,985

    TOTAL ASSETS                                  $76,170      $76,104     ($5,249)      $5,518          $72       $22,638

CAPITALIZATION
 Common shareholders' equity                      $76,970        ($212)    ($5,517)      $6,490        ($321)      $27,713
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                         0       13,009           0            0            0             0
    Total capitalization                           76,970       12,797      (5,517)       6,490         (321)       27,713

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                                (77)      17,082       1,421          345          409           295
    Total current liabilities                         (77)      17,082       1,421          345          409           295

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                   (723)      46,225      (1,153)      (1,317)         (16)       (5,370)
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits       (723)      46,225      (1,153)      (1,317)         (16)       (5,370)

TOTAL CAPITALIZATION AND LIABILITIES              $76,170      $76,104     ($5,249)      $5,518          $72       $22,638

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       23
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                   CH Oremesa                  CH POSDEF,
                                                                ESI                      Inc./                      Inc./
                                                   MES       Montgomery      ESI         CH             ESI            CH
                                                Financial      County,    Multitrade     Ormesa     Pittsylvania,   POSDEF LP,
INCOME STATEMENT                                   Corp         Inc.       LP, Inc.     LP, Inc.        Inc.           Inc.
OPERATING REVENUES                                     $0           $0          $0         $200         $400          $506

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                       7        1,935          20          110          162           115
 Depreciation & amortization                            0            0           0            0            0             0
 Taxes other than income taxes                          0            0           0            1            0             0
    Total operating expenses                            7        1,935          20          111          162           115
OPERATING INCOME                                       (7)      (1,935)        (20)          89          238           391

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0       (1,134)          0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                          6,835            0          97            0           12             0
    Interest expense and other - net                6,835       (1,134)         97            0           12             0

INCOME BEFORE INCOME TAXES                          6,828       (3,069)         77           89          250           391

INCOME TAXES                                        2,383         (534)         91         (111)          89          (337)

NET INCOME (LOSS)                                   4,445       (2,535)        (14)         200          161           728
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         2,923      (10,532)      6,628        1,525          787         1,468
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $7,368     ($13,067)     $6,614       $1,725         $948        $2,196

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       24
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                                                 ESI
                                                                                                                   Virginia
                                                   ESI          ESI          ESI        ESI Sky        ESI          Power
                                               San Emidio,  SEMASS Corp.   Sierra,      River,       Steamboat,    Services,
ASSETS                                             Inc.       LP, Inc.       Inc.        Inc.          Inc.          Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                         0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0            0           0            0            0             0
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                                 55       (1,156)      3,191       23,515           35           634
    Total current assets                               55       (1,156)      3,191       23,515           35           634

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                      0            0       5,554        3,980            0             0
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                                  0            0           0            0            0         1,418
    Total other assets                                  0            0       5,554        3,980            0         1,418

    TOTAL ASSETS                                      $55      ($1,156)     $8,745      $27,495          $35        $2,052

CAPITALIZATION
 Common shareholders' equity                        ($102)     ($1,480)     $4,691        ($221)         ($5)       $1,888
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0             0
    Total capitalization                             (102)      (1,480)      4,691         (221)          (5)        1,888

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                                157          324          49           52           40           164
    Total current liabilities                         157          324          49           52           40           164

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0       4,005       27,664            0             0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits          0            0       4,005       27,664            0             0

TOTAL CAPITALIZATION AND LIABILITIES                  $55      ($1,156)     $8,745      $27,495          $35        $2,052

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       25
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                                                 ESI
                                                                                                                   Virginia
                                                    ESI           ESI         ESI        ESI Sky         ESI         Power
                                                San Emidio,   SEMASS Corp.   Sierra,      River,      Steamboat,    Services,
INCOME STATEMENT                                    Inc.        LP, Inc.       Inc.        Inc.          Inc.        Inc.
OPERATING REVENUES                                     $0          ($4)          $0           $0          $28          $342

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0            0            0            0             0
 Other operations and maintenance                       0         (116)          14           20           26           132
 Depreciation & amortization                            0            0            0            0            0            82
 Taxes other than income taxes                          0            0            1            0            0             0
    Total operating expenses                            0         (116)          15           20           26           214
OPERATING INCOME                                        0          112          (15)         (20)           2           128

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0            0            0            0             0
 Preferred stock dividends - FPL                        0            0            0            0            0             0
 Other-net                                              0       22,178            0        8,396            0             0
    Interest expense and other - net                    0       22,178            0        8,396            0             0

INCOME BEFORE INCOME TAXES                              0       22,290          (15)       8,376            2           128

INCOME TAXES                                            0        6,523          (24)       2,671            1            45

NET INCOME (LOSS)                                       0       15,767            9        5,705            1            83
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR          (101)     (16,042)       2,861        7,018           (7)          305
DEDUCT:
 Dividends                                              0            0            0            0            0             0
 Other                                                  0            0            0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR          ($101)       ($275)      $2,870      $12,723          ($6)         $388

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       26
CONSOLIDATING BALANCE SHEET                                                        ESI Cherokee GP, Inc./
DECEMBER 31, 1996                                          ESI West                ESI Cherokee LP, Inc./
Thousands of Dollars                                       Enfield,                  ESI Cherokee
                                                             Inc./        ESI        Holdings, Inc      Adjusting
                                                 ESI       ESI West       WTE        ESI Cherokee           &           ESI
                                               Victory,     Enfield   Development,   Cherokee Coun        Elim.     Energy, Inc.
ASSETS                                           Inc.      LP, Inc.       Inc.       Cogeneration        Entries    Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost            $0          $0        $0            $0                  $0            $0
 Nuclear fuel under capital lease                      0           0         0             0                   0             0
 Construction work in progress                         0           0         0             0                   0             0
 Other property                                        0           0         0        33,320                   0        34,660
 Less accumulated depr. & amort.                       0           0         0             0                   0          (766)
    Total property, plant and eqpt. - net              0           0         0        33,320                   0        33,894

CURRENT ASSETS
 Cash and cash equivalents                             0           0         0         1,120                   0           983
 Customer receivables - net                            0           0         0             0                   0             1
 Materials, supplies & fossil fuel stock               0           0         0             0                   0             0
 Deferred clause expenses                              0           0         0             0                   0             0
 Other                                             3,183      (6,585)       40             0            (163,369)       39,699
    Total current assets                           3,183      (6,585)       40         1,120            (163,369)       40,683

OTHER ASSETS:
 Special use funds of FPL                              0           0         0             0                   0             0
 Other investments                                 6,777           0         0             0            (123,181)      295,246
 Unamort. debt reacquisition costs of FPL              0           0         0             0                   0             0
 Other                                                 0           0         0             0                   0         6,132
    Total other assets                             6,777           0         0             0            (123,181)      301,378

    TOTAL ASSETS                                  $9,960     ($6,585)      $40       $34,440           ($286,550)     $375,955

CAPITALIZATION
 Common shareholders' equity                      $5,077     ($6,640)      $40            $0           ($107,013)      $38,685
 Pref. stock without sinking fund requirements         0           0         0             0                   0             0
 Pref. stock with sinking fund requirements            0           0         0             0                   0             0
 Long-term debt                                        0           0         0        30,880             (16,168)       34,880
    Total capitalization                           5,077      (6,640)       40        30,880            (123,181)       73,565

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock           0           0         0           560                   0           560
 Accounts payable                                      0           0         0         3,000                   0         5,062
 Customers' deposits                                   0           0         0             0                   0             0
 Accrued interest and taxes                            0           0         0             0                   0             0
 Deferred clause revenues                              0           0         0             0                   0             0
 Other                                                30         110         0             0            (163,369)        3,546
    Total current liabilities                         30         110         0         3,560            (163,369)        9,168

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 4,853         (55)        0             0                   0       292,926
 Deferred regulatory credit - income taxes             0           0         0             0                   0             0
 Unamortized investment tax credits                    0           0         0             0                   0             0
 Storm and property insurance reserve                  0           0         0             0                   0             0
 Other                                                 0           0         0             0                   0           296
    Total other liabilities & deferred credits     4,853         (55)        0             0                   0       293,222

TOTAL CAPITALIZATION AND LIABILITIES              $9,960     ($6,585)      $40       $34,440           ($286,550)     $375,955

ESI ENERGY, INC. AND SUBSIDIARIES                                                                                       27
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS                                                                 ESI Cherokee GP, Inc./
DECEMBER 31, 1996                                          ESI West               ESI Cherokee LP, Inc./
Thousands of Dollars                                       Enfield,                  ESI Cherokee
                                                             Inc./        ESI        Holdings, Inc    Adjusting
                                                 ESI       ESI West       WTE        ESI Cherokee         &            ESI
                                               Victory,     Enfield   Development,   Cherokee Coun      Elim.      Energy, Inc.
INCOME STATEMENT                                 Inc.      LP, Inc.       Inc.       Cogeneration      Entries     Consolidated
OPERATING REVENUES                                  $0          $0          $0           $0                 $0        $2,991

OPERATING EXPENSES
 Fuel, purchased power & interchange                 0           0           0            0                  0             0
 Other operations and maintenance                    7          27           0            0                  0        13,192
 Depreciation & amortization                         0           0           0            0                  0           250
 Taxes other than income taxes                       0           1           0            0                  0            43
    Total operating expenses                         7          28           0            0                  0        13,485
OPERATING INCOME                                    (7)        (28)          0            0                  0       (10,494)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                    0           0           0            0                  0            57
 Preferred stock dividends - FPL                     0           0           0            0                  0             0
 Other-net                                       2,930         396        (114)           0            (23,596)       11,234
    Interest expense and other - net             2,930         396        (114)           0            (23,596)       11,291

INCOME BEFORE INCOME TAXES                       2,923         368        (114)           0            (23,596)          797

INCOME TAXES                                       880         166         (50)           0                  1        (1,305)

NET INCOME (LOSS)                                2,043         202         (64)           0            (23,597)        2,102
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR      3,775       8,923       3,213            0            (58,934)            0
DEDUCT:
 Dividends                                           0           0           0            0                  0         2,102
 Other                                               0           0           0            0                  0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      $5,818      $9,125      $3,149           $0           ($82,531)           $0

FPL GROUP INTERNATIONAL, INC.                                                                                           28
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996                                                                                           Owenreagh
Thousands of Dollars                                                                                         Cayman,
                                                                  FPL                           FPL          Inc./
                                               FPL Group     International     FPL         International    Owenreagh      Werfa
                                              International   Investment   International   Holdings II,   Cayman Power    Cayman,
ASSETS                                            Inc.          Company    Holdings, Inc.      Inc.       Partners, LLC     Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0             $0               $0           $0
 Nuclear fuel under capital lease                       0            0           0              0                0            0
 Construction work in progress                          0            0           0              0                0            0
 Other property                                         0            0           0              0            4,879            0
 Less accumulated depr. & amort.                        0            0           0              0                0            0
    Total property, plant and eqpt. - net               0            0           0              0            4,879            0

CURRENT ASSETS
 Cash and cash equivalents                           (246)           0           0              0              998            0
 Customer receivables - net                             0            0           0              0              238            0
 Materials, supplies & fossil fuel stock                0            0           0              0                0            0
 Deferred clause expenses                               0            0           0              0                0            0
 Other                                              1,339            0           0              0               95            0
    Total current assets                            1,093            0           0              0            1,331            0

OTHER ASSETS:
 Special use funds of FPL                               0            0           0              0                0            0
 Other investments                                 47,096       14,509         (24)             0                0            0
 Unamort. debt reacquisition costs of FPL               0            0           0              0                0            0
 Other                                              3,358            0           0              0              596           23
    Total other assets                             50,454       14,509         (24)             0              596           23

    TOTAL ASSETS                                  $51,547      $14,509        ($24)            $0           $6,806          $23

CAPITALIZATION
 Common shareholders' equity                      $50,743      $14,509        ($24)            $0           $6,374          $22
 Pref. stock without sinking fund requirements          0            0           0              0                0            0
 Pref. stock with sinking fund requirements             0            0           0              0                0            0
 Long-term debt                                         0            0           0              0                0            0
    Total capitalization                           50,743       14,509         (24)             0            6,374           22

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0              0                0            0
 Accounts payable                                     639            0           0              0                0            0
 Customers' deposits                                    0            0           0              0                0            0
 Accrued interest and taxes                             0            0           0              0                0            0
 Deferred clause revenues                               0            0           0              0                0            0
 Other                                                165            0           0              0              432            1
    Total current liabilities                         804            0           0              0              432            1

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0              0                0            0
 Deferred regulatory credit - income taxes              0            0           0              0                0            0
 Unamortized investment tax credits                     0            0           0              0                0            0
 Storm and property insurance reserve                   0            0           0              0                0            0
 Other                                                  0            0           0              0                0            0
    Total other liabilities & deferred credits          0            0           0              0                0            0

TOTAL CAPITALIZATION AND LIABILITIES              $51,547      $14,509        ($24)            $0           $6,806          $23

FPL GROUP INTERNATIONAL, INC.                                                                                           29
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996                                                                                           Owenreagh
Thousands of Dollars                                                                                         Cayman,
                                                                  FPL                          FPL           Inc./
                                               FPL Group     International     FPL        International     Owenreagh      Werfa
                                              International   Investment   International  Holdings II,    Cayman Power    Cayman,
INCOME STATEMENT                                  Inc.          Company    Holdings, Inc.     Inc.        Partners, LLC     Inc.
OPERATING REVENUES                                    $0           $0          $0            $0                $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                   0            0           0             0                 0             0
 Other operations and maintenance                  2,283            8          40            35                69           152
 Depreciation & amortization                           0            0           0             0                 0             0
 Taxes other than income taxes                         3            0           0             0                 0             0
    Total operating expenses                       2,286            8          40            35                69           152
OPERATING INCOME                                  (2,286)          (8)        (40)          (35)              (69)         (152)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                      0            0           0             0                 0             0
 Preferred stock dividends - FPL                       0            0           0             0                 0             0
 Other-net                                        (2,982)          98         (24)            0                 0             0
    Interest expense and other - net              (2,982)          98         (24)            0                 0             0

INCOME BEFORE INCOME TAXES                        (5,268)          90         (64)          (35)              (69)         (152)

INCOME TAXES                                        (767)           0           0             0                 0             0

NET INCOME (LOSS)                                 (4,501)          90         (64)          (35)              (69)         (152)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR            0            0           0             0                 0             0
DEDUCT:
 Dividends                                             0            0           0             0                 0             0
 Other                                                 0            0           0             0                 0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($4,501)         $90        ($64)         ($35)             ($69)        ($152)

FPL GROUP INTERNATIONAL, INC.                                                                                           30
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars
                                                  Mynydd       Crete I     Crete II    Crete III      Faeto      Monte San
                                                  Gordu        Cayman,     Cayman,      Cayman,      Cayman,      Giorgio
ASSETS                                         Cayman, Inc.     Inc.         Inc.        Inc.         Inc.      Cayman, Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                         0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0            0           0            0            0             0
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total current assets                                0            0           0            0            0             0

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                      0            0           0            0           32            20
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                                  0          479         231          408        1,738           474
    Total other assets                                  0          479         231          408        1,770           494

    TOTAL ASSETS                                       $0         $479        $231         $408       $1,770          $494

CAPITALIZATION
 Common shareholders' equity                         ($38)        $375        $227         $401       $1,775          $507
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0             0
    Total capitalization                              (38)         375         227          401        1,775           507

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                                 38          104           4            7           (5)          (13)
    Total current liabilities                          38          104           4            7           (5)          (13)

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0            0            0             0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits          0            0           0            0            0             0

TOTAL CAPITALIZATION AND LIABILITIES                   $0         $479        $231         $408       $1,770          $494

FPL GROUP INTERNATIONAL, INC.                                                                                           31
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                                  Mynydd       Crete I     Crete II     Crete III      Faeto      Monte San
                                                  Gordu        Cayman,     Cayman,       Cayman,      Cayman,      Giorgio
INCOME STATEMENT                               Cayman, Inc.     Inc.         Inc.         Inc.         Inc.      Cayman, Inc.
OPERATING REVENUES                                     $0           $0          $0           $0           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                     457          692         288          283          199           131
 Depreciation & amortization                            0            0           0            0            0             0
 Taxes other than income taxes                          0            0           0            0            0             0
    Total operating expenses                          457          692         288          283          199           131
OPERATING INCOME                                     (457)        (692)       (288)        (283)        (199)         (131)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                              0            0           0            0            0             0
    Interest expense and other - net                    0            0           0            0            0             0

INCOME BEFORE INCOME TAXES                           (457)        (692)       (288)        (283)        (199)         (131)

INCOME TAXES                                            0            0           0            0            0             0

NET INCOME (LOSS)                                    (457)        (692)       (288)        (283)        (199)         (131)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR             0            0           0            0            0             0
DEDUCT:
 Dividends                                              0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR          ($457)       ($692)      ($288)       ($283)       ($199)        ($131)

FPL GROUP INTERNATIONAL, INC.                                                                                           32
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars
                                                                                                                     Karaha
                                                  San                         FPL          FPL          FPL          Bodas
                                               Bartolomeo    Riva-Caleone   Mamonal,  TermoCandelar  Termovalle,   Investment
ASSETS                                        Cayman, Inc.   Cayman, Inc.     Inc.        Inc.          Inc.         Corp.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost           $0           $0          $0           $0           $0              $0
 Nuclear fuel under capital lease                     0            0           0            0            0               0
 Construction work in progress                        0            0           0            0            0               0
 Other property                                       0            0           0            0            0               0
 Less accumulated depr. & amort.                      0            0           0            0            0               0
    Total property, plant and eqpt. - net             0            0           0            0            0               0

CURRENT ASSETS
 Cash and cash equivalents                            0            0           0            0            0               0
 Customer receivables - net                           0            0           0            0            0               0
 Materials, supplies & fossil fuel stock              0            0           0            0            0               0
 Deferred clause expenses                             0            0           0            0            0               0
 Other                                                0            0         116            6           51           1,386
    Total current assets                              0            0         116            6           51           1,386

OTHER ASSETS:
 Special use funds of FPL                             0            0           0            0            0               0
 Other investments                                   14            0         484            0            0          17,760
 Unamort. debt reacquisition costs of FPL             0            0           0            0            0               0
 Other                                                0            0           4           13           53               0
    Total other assets                               14            0         488           13           53          17,760

    TOTAL ASSETS                                    $14           $0        $604          $19         $104         $19,146

CAPITALIZATION
 Common shareholders' equity                        $27           $0        $604          $19         $104         $19,146
 Pref. stock without sinking fund requirements        0            0           0            0            0               0
 Pref. stock with sinking fund requirements           0            0           0            0            0               0
 Long-term debt                                       0            0           0            0            0               0
    Total capitalization                             27            0         604           19          104          19,146

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock          0            0           0            0            0               0
 Accounts payable                                     0            0           0            0            0               0
 Customers' deposits                                  0            0           0            0            0               0
 Accrued interest and taxes                           0            0           0            0            0               0
 Deferred clause revenues                             0            0           0            0            0               0
 Other                                              (13)           0           0            0            0               0
    Total current liabilities                       (13)           0           0            0            0               0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                    0            0           0            0            0               0
 Deferred regulatory credit - income taxes            0            0           0            0            0               0
 Unamortized investment tax credits                   0            0           0            0            0               0
 Storm and property insurance reserve                 0            0           0            0            0               0
 Other                                                0            0           0            0            0               0
    Total other liabilities & deferred credits        0            0           0            0            0               0

TOTAL CAPITALIZATION AND LIABILITIES                $14           $0        $604          $19         $104         $19,146

FPL GROUP INTERNATIONAL, INC.                                                                                           33
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                                                                                                      Karaha
                                                  San                         FPL          FPL            FPL         Bodas
                                               Bartolomeo    Riva-Caleone   Mamonal,  TermoCandelar   Termovalle,   Investment
INCOME STATEMENT                              Cayman, Inc.   Cayman, Inc.     Inc.        Inc.           Inc.         Corp.
OPERATING REVENUES                                 $0           $0             $0           $0            $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                0            0              0            0             0             0
 Other operations and maintenance                 131            2            339           53           297           157
 Depreciation & amortization                        0            0              0            0             0             0
 Taxes other than income taxes                      0            0              0            0             0             0
    Total operating expenses                      131            2            339           53           297           157
OPERATING INCOME                                 (131)          (2)          (339)         (53)         (297)         (157)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                   0            0              0            0             0             8
 Preferred stock dividends - FPL                    0            0              0            0             0             0
 Other-net                                          0            0             (4)           0             0            30
    Interest expense and other - net                0            0             (4)           0             0            38

INCOME BEFORE INCOME TAXES                       (131)          (2)          (343)         (53)         (297)         (119)

INCOME TAXES                                        0            0           (120)         (18)         (104)            0

NET INCOME (LOSS)                                (131)          (2)          (223)         (35)         (193)         (119)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         0            0              0            0             0             0
DEDUCT:
 Dividends                                          0            0              0            0             0             0
 Other                                              0            0              0            0             0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR      ($131)         ($2)         ($223)        ($35)        ($193)        ($119)

FPL GROUP INTERNATIONAL, INC.                                                                             34
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars
                                                Adjusting
                                                    &          FPL Group
                                                  Elim.      International,
ASSETS                                           Entries         Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0
 Nuclear fuel under capital lease                       0            0
 Construction work in progress                          0            0
 Other property                                         0        4,879
 Less accumulated depr. & amort.                        0            0
    Total property, plant and eqpt. - net               0        4,879

CURRENT ASSETS
 Cash and cash equivalents                              0          752
 Customer receivables - net                             0          238
 Materials, supplies & fossil fuel stock                0            0
 Deferred clause expenses                               0            0
 Other                                               (606)       2,387
    Total current assets                             (606)       3,377

OTHER ASSETS:
 Special use funds of FPL                               0            0
 Other investments                                (47,012)      32,879
 Unamort. debt reacquisition costs of FPL               0            0
 Other                                                  0        7,377
    Total other assets                            (47,012)      40,256

    TOTAL ASSETS                                 ($47,618)     $48,512

CAPITALIZATION
 Common shareholders' equity                     ($47,012)     $47,759
 Pref. stock without sinking fund requirements          0            0
 Pref. stock with sinking fund requirements             0            0
 Long-term debt                                         0            0
    Total capitalization                          (47,012)      47,759

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0
 Accounts payable                                       0          639
 Customers' deposits                                    0            0
 Accrued interest and taxes                             0            0
 Deferred clause revenues                               0            0
 Other                                               (606)         114
    Total current liabilities                        (606)         753

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0
 Deferred regulatory credit - income taxes              0            0
 Unamortized investment tax credits                     0            0
 Storm and property insurance reserve                   0            0
 Other                                                  0            0
    Total other liabilities & deferred credits          0            0

TOTAL CAPITALIZATION AND LIABILITIES             ($47,618)     $48,512

FPL GROUP INTERNATIONAL, INC.                                                                             35
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                                Adjusting
                                                    &           FPL Group
                                                  Elim.       International,
INCOME STATEMENT                                 Entries          Inc.
OPERATING REVENUES                                     $0           $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0
 Other operations and maintenance                       0        5,616
 Depreciation & amortization                            0            0
 Taxes other than income taxes                          0            3
    Total operating expenses                            0        5,619
OPERATING INCOME                                        0       (5,619)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            8
 Preferred stock dividends - FPL                        0            0
 Other-net                                          2,982          100
    Interest expense and other - net                2,982          108

INCOME BEFORE INCOME TAXES                          2,982       (5,511)

INCOME TAXES                                           (1)      (1,010)

NET INCOME (LOSS)                                   2,983       (4,501)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR             0            0
DEDUCT:
 Dividends                                              0            0
 Other                                                  0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $2,983      ($4,501)

PALMS INSURANCE COMPANY, LIMITED AND SUSIDIARY                                                                          36
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                       Palms
                                                  Palms         Palmetto     Adjusting     Insurance
                                                  Insurance     Insurance        &         Company,
                                                  Company,      Company,       Elim.       Limited
ASSETS                                            Limited       Limited      Entries       Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0              $0
 Nuclear fuel under capital lease                       0            0           0               0
 Construction work in progress                          0            0           0               0
 Other property                                         0            0           0               0
 Less accumulated depr. & amort.                        0            0           0               0
    Total property, plant and eqpt. - net               0            0           0               0

CURRENT ASSETS
 Cash and cash equivalents                          9,600          289           0           9,889
 Customer receivables - net                             0            0           0               0
 Materials, supplies & fossil fuel stock                0            0           0               0
 Deferred clause expenses                               0            0           0               0
 Other                                              2,752          302        (725)          2,329
    Total current assets                           12,352          591        (725)         12,218

OTHER ASSETS:
 Special use funds of FPL                               0            0           0               0
 Other investments                                  7,591        1,057           0           8,648
 Unamort. debt reacquisition costs of FPL               0            0           0               0
 Other                                                452           (7)          0             445
    Total other assets                              8,043        1,050           0           9,093

    TOTAL ASSETS                                  $20,395       $1,641       ($725)        $21,311

CAPITALIZATION
 Common shareholders' equity                       $4,636       $1,820       ($725)         $5,731
 Pref. stock without sinking fund requirements          0            0           0               0
 Pref. stock with sinking fund requirements             0            0           0               0
 Long-term debt                                         0            0           0               0
    Total capitalization                            4,636        1,820        (725)          5,731

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0               0
 Accounts payable                                      17           14           0              31
 Customers' deposits                                    0            0           0               0
 Accrued interest and taxes                             0            0           0               0
 Deferred clause revenues                               0            0           0               0
 Other                                              9,704         (193)          0           9,511
    Total current liabilities                       9,721         (179)          0           9,542

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0               0
 Deferred regulatory credit - income taxes              0            0           0               0
 Unamortized investment tax credits                     0            0           0               0
 Storm and property insurance reserve                   0            0           0               0
 Other                                              6,038            0           0           6,038
    Total other liabilities & deferred credits      6,038            0           0           6,038

TOTAL CAPITALIZATION AND LIABILITIES              $20,395       $1,641       ($725)        $21,311

PALMS INSURANCE COMPANY, LIMITED AND SUSIDIARY                                                                          37
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                       Palms
                                                   Palms        Palmetto     Adjusting     Insurance
                                                   Insurance    Insurance        &         Company,
                                                   Company,     Company,       Elim.       Limited
INCOME STATEMENT                                   Limited      Limited      Entries       Consolidated
OPERATING REVENUES                                 $4,083       ($1,168)          $0       $2,915

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0             0            0            0
 Other operations and maintenance                   3,335        (1,287)           0        2,048
 Depreciation & amortization                            0             0            0            0
 Taxes other than income taxes                          0             0            0            0
    Total operating expenses                        3,335        (1,287)           0        2,048
OPERATING INCOME                                      748           119            0          867

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0             0            0            0
 Preferred stock dividends - FPL                        0             0            0            0
 Other-net                                             78             0          (78)           0
    Interest expense and other - net                   78             0          (78)           0

INCOME BEFORE INCOME TAXES                            826           119          (78)         867

INCOME TAXES                                          267            41            0          308

NET INCOME (LOSS)                                     559            78          (78)         559
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         3,116           991         (991)       3,116
DEDUCT:
 Dividends                                              0             0            0            0
 Other                                                  0             0            0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $3,675        $1,069      ($1,069)      $3,675

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                              38
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996                                                                                                Telesat
Thousands of Dollars                             Telesat                                                         Cablevision
                                               Cablevision                 Cable                   Adjusting     of South
                                                of South       Cable        LP         Cable          &          Florida,
                                                Florida,       LP I,      (Pasco),     LP III,       Elim.       Inc.
ASSETS                                            Inc.         Inc.         Inc.       Inc.         Entries      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0            $0
 Nuclear fuel under capital lease                       0            0           0            0            0             0
 Construction work in progress                          0            0           0            0            0             0
 Other property                                         0            0           0            0            0             0
 Less accumulated depr. & amort.                        0            0           0            0            0             0
    Total property, plant and eqpt. - net               0            0           0            0            0             0

CURRENT ASSETS
 Cash and cash equivalents                              0          392          74            0            0           466
 Customer receivables - net                             0            0           0            0            0             0
 Materials, supplies & fossil fuel stock                0            0           0            0            0             0
 Deferred clause expenses                               0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total current assets                                0          392          74            0            0           466

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0             0
 Other investments                                  3,962          726       3,116       20,500       (3,962)       24,342
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other assets                              3,962          726       3,116       20,500       (3,962)       24,342

    TOTAL ASSETS                                   $3,962       $1,118      $3,190      $20,500      ($3,962)      $24,808

CAPITALIZATION
 Common shareholders' equity                       $3,962       $7,436          $0      ($3,474)     ($3,962)       $3,962
 Pref. stock without sinking fund requirements          0            0           0            0            0             0
 Pref. stock with sinking fund requirements             0            0           0            0            0             0
 Long-term debt                                         0            0           0            0            0             0
    Total capitalization                            3,962        7,436           0       (3,474)      (3,962)        3,962

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0             0
 Accounts payable                                       0            0           0            0            0             0
 Customers' deposits                                    0            0           0            0            0             0
 Accrued interest and taxes                             0            0           0            0            0             0
 Deferred clause revenues                               0            0           0            0            0             0
 Other                                                  0       (6,318)      3,190       23,974            0        20,846
    Total current liabilities                           0       (6,318)      3,190       23,974            0        20,846

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0            0            0             0
 Deferred regulatory credit - income taxes              0            0           0            0            0             0
 Unamortized investment tax credits                     0            0           0            0            0             0
 Storm and property insurance reserve                   0            0           0            0            0             0
 Other                                                  0            0           0            0            0             0
    Total other liabilities & deferred credits          0            0           0            0            0             0

TOTAL CAPITALIZATION AND LIABILITIES               $3,962       $1,118      $3,190      $20,500      ($3,962)      $24,808

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                              39
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996                                                                                                 Telesat
Thousands of Dollars                             Telesat                                                          Cablevision
                                               Cablevision                  Cable                   Adjusting     of South
                                                 of South       Cable        LP         Cable          &          Florida,
                                                 Florida,       LP I,      (Pasco),     LP III,       Elim.       Inc.
INCOME STATEMENT                                  Inc.          Inc.         Inc.        Inc.        Entries      Consolidated
OPERATING REVENUES                                     $0           $0       $0              $0           $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0        0               0            0             0
 Other operations and maintenance                       0            0        0               0            0             0
 Depreciation & amortization                            0            0        0               0            0             0
 Taxes other than income taxes                          0            0        0               0            0             0
    Total operating expenses                            0            0        0               0            0             0
OPERATING INCOME                                        0            0        0               0            0             0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0        0               0            0             0
 Preferred stock dividends - FPL                        0            0        0               0            0             0
 Other-net                                              0            0        0               0            0             0
    Interest expense and other - net                    0            0        0               0            0             0

INCOME BEFORE INCOME TAXES                              0            0        0               0            0             0

INCOME TAXES                                            0            0        0               0            0             0

NET INCOME (LOSS)                                       0            0        0               0            0             0
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR         3,993        7,467        0          (3,474)      (3,993)        3,993
DEDUCT:
 Dividends                                              0            0        0               0            0             0
 Other                                                 30           30        0               0          (30)           30
RETAINED EARNINGS (DEFICIT) AT END OF YEAR         $3,963       $7,437       $0         ($3,474)     ($3,963)       $3,963

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                40
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                      Telesat
                                                                        Cablevision   Adjusting     Telesat
                                                Telesat      Mayberry     of South        &         Cablevision
                                              Cablevision  Investments,   Florida,      Elim.       Inc.
ASSETS                                            Inc.         Inc.         Inc.       Entries      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0
 Nuclear fuel under capital lease                       0            0           0            0            0
 Construction work in progress                          0            0           0            0            0
 Other property                                         0            0           0            0            0
 Less accumulated depr. & amort.                        0            0           0            0            0
    Total property, plant and eqpt. - net               0            0           0            0            0

CURRENT ASSETS
 Cash and cash equivalents                              0            5         466            0          471
 Customer receivables - net                             0            0           0            0            0
 Materials, supplies & fossil fuel stock                0            0           0            0            0
 Deferred clause expenses                               0            0           0            0            0
 Other                                                846       20,000           0      (20,846)           0
    Total current assets                              846       20,005         466      (20,846)         471

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0
 Other investments                                   (375)       1,001      24,342      (24,968)           0
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0
 Other                                                  8            0           0            0            8
    Total other assets                               (367)       1,001      24,342      (24,968)           8

    TOTAL ASSETS                                     $479      $21,006     $24,808     ($45,814)        $479

CAPITALIZATION
 Common shareholders' equity                     ($14,780)     $21,006      $3,962     ($24,968)    ($14,780)
 Pref. stock without sinking fund requirements          0            0           0            0            0
 Pref. stock with sinking fund requirements             0            0           0            0            0
 Long-term debt                                         0            0           0            0            0
    Total capitalization                          (14,780)      21,006       3,962      (24,968)     (14,780)

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0
 Accounts payable                                       0            0           0            0            0
 Customers' deposits                                    0            0           0            0            0
 Accrued interest and taxes                             0            0           0            0            0
 Deferred clause revenues                               0            0           0            0            0
 Other                                             12,678            0      20,846      (20,846)      12,678
    Total current liabilities                      12,678            0      20,846      (20,846)      12,678

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                  2,581            0           0            0        2,581
 Deferred regulatory credit - income taxes              0            0           0            0            0
 Unamortized investment tax credits                     0            0           0            0            0
 Storm and property insurance reserve                   0            0           0            0            0
 Other                                                  0            0           0            0            0
    Total other liabilities & deferred credits      2,581            0           0            0        2,581

TOTAL CAPITALIZATION AND LIABILITIES                 $479      $21,006     $24,808     ($45,814)        $479

TELESAT CABLEVISION, INC. AND SUBSIDIARIES                                                                41
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                        Telesat
                                                                            Cablevision   Adjusting     Telesat
                                                 Telesat        Mayberry    of South         &          Cablevision
                                               Cablevision    Investments,  Florida,       Elim.        Inc.
INCOME STATEMENT                                   Inc.           Inc.        Inc.        Entries       Consolidated
OPERATING REVENUES                                     $0           $0          $0            $0              $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0             0               0
 Other operations and maintenance                   1,425            0           0             0           1,425
 Depreciation & amortization                            0            0           0             0               0
 Taxes other than income taxes                         41            0           0             0              41
    Total operating expenses                        1,466            0           0             0           1,466
OPERATING INCOME                                   (1,466)           0           0             0          (1,466)

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0             0               0
 Preferred stock dividends - FPL                        0            0           0             0               0
 Other-net                                            867            0           0             0             867
    Interest expense and other - net                  867            0           0             0             867

INCOME BEFORE INCOME TAXES                           (599)           0           0             0            (599)

INCOME TAXES                                         (233)           0           0             0            (233)

NET INCOME (LOSS)                                    (366)           0           0             0            (366)
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (30,327)           0       3,993        (3,993)        (30,327)
DEDUCT:
 Dividends                                              0            0           0             0               0
 Other                                                (30)           0          30           (30)            (30)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($30,663)          $0      $3,963       ($3,963)       ($30,663)

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                               42
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars                                                                  Agricultural
                                                                            Avon       Management
                                                 Turner                    Citrus       Services       AMS         Turner
                                                 Foods        Turner       Nursery,     Company      Realty,    Aquaculture,
ASSETS                                        Corporation   Corporation     Inc.          Inc.         Inc.         Inc.
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0           $0           $0        $0
 Nuclear fuel under capital lease                       0            0           0            0            0         0
 Construction work in progress                          0            0           0            0            0         0
 Other property                                   117,424       63,362       1,922            0           11         0
 Less accumulated depr. & amort.                  (20,784)     (16,132)       (508)           0          (10)        0
    Total property, plant and eqpt. - net          96,640       47,230       1,414            0            1         0

CURRENT ASSETS
 Cash and cash equivalents                          1,535            0           0            0            0         0
 Customer receivables - net                         1,083            0           0            0           59         0
 Materials, supplies & fossil fuel stock           20,416            0         174            0            0         0
 Deferred clause expenses                               0            0           0            0            0         0
 Other                                              3,840            0           0           60            0         0
    Total current assets                           26,874            0         174           60           59         0

OTHER ASSETS:
 Special use funds of FPL                               0            0           0            0            0         0
 Other investments                                      0          144           0            0            0         0
 Unamort. debt reacquisition costs of FPL               0            0           0            0            0         0
 Other                                                226            0           0            1           20         0
    Total other assets                                226          144           0            1           20         0

    TOTAL ASSETS                                 $123,740      $47,374      $1,588          $61          $80        $0

CAPITALIZATION
 Common shareholders' equity                     $101,783      $33,986      $2,187         $741        ($104)       $0
 Pref. stock without sinking fund requirements          0            0           0            0            0         0
 Pref. stock with sinking fund requirements             0            0           0            0            0         0
 Long-term debt                                         0            0           0            0            0         0
    Total capitalization                          101,783       33,986       2,187          741         (104)        0

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0            0            0         0
 Accounts payable                                   1,731            0           0            0            0         0
 Customers' deposits                                    3            0           0            0           79         0
 Accrued interest and taxes                            15            0           0            0            0         0
 Deferred clause revenues                               0            0           0            0            0         0
 Other                                                  0            0           0            0            0         0
    Total current liabilities                       1,749            0           0            0           79         0

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                 20,208       13,388        (599)        (680)         105         0
 Deferred regulatory credit - income taxes              0            0           0            0            0         0
 Unamortized investment tax credits                     0            0           0            0            0         0
 Storm and property insurance reserve                   0            0           0            0            0         0
 Other                                                  0            0           0            0            0         0
    Total other liabilities & deferred credits     20,208       13,388        (599)        (680)         105         0

TOTAL CAPITALIZATION AND LIABILITIES             $123,740      $47,374      $1,588          $61          $80        $0

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                        43
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars                                                                    Agricultural
                                                                             Avon        Management
                                                  Turner                     Citrus      Services       AMS           Turner
                                                  Foods         Turner       Nursery,    Company        Realty,     Aquaculture,
INCOME STATEMENT                               Corporation    Corporation    Inc.        Inc.           Inc.          Inc.
OPERATING REVENUES                                $43,763         $937        $103        ($150)        $237            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0           0            0            0             0
 Other operations and maintenance                  29,080         (916)         58            0          200             0
 Depreciation & amortization                        3,303        1,636          72            0            0             0
 Taxes other than income taxes                          0            0           0            0            0             0
    Total operating expenses                       32,383          720         130            0          200             0
OPERATING INCOME                                   11,380          217         (27)        (150)          37             0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0           0            0            0             0
 Preferred stock dividends - FPL                        0            0           0            0            0             0
 Other-net                                            (91)          68          10           31            0             0
    Interest expense and other - net                  (91)          68          10           31            0             0

INCOME BEFORE INCOME TAXES                         11,289          285         (17)        (119)          37             0

INCOME TAXES                                        4,217          (49)         (6)         (46)          14             0

NET INCOME (LOSS)                                   7,072          334         (11)         (73)          23             0
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR        11,057       20,441         520       (1,574)          46          (979)
DEDUCT:
 Dividends                                          6,250            0           0            0            0             0
 Other                                                  0            0           0          979            0          (979)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $11,879      $20,775        $509      ($2,626)         $69            $0

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                        44
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars
                                                   Adjusting       Turner
                                                       &            Foods
                                                     Elim.       Corporation
ASSETS                                              Entries     Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0             $0
 Nuclear fuel under capital lease                       0              0
 Construction work in progress                          0              0
 Other property                                         0        182,719
 Less accumulated depr. & amort.                        0        (37,434)
    Total property, plant and eqpt. - net               0        145,285

CURRENT ASSETS
 Cash and cash equivalents                              0          1,535
 Customer receivables - net                             0          1,142
 Materials, supplies & fossil fuel stock                0         20,590
 Deferred clause expenses                               0              0
 Other                                                  0          3,900
    Total current assets                                0         27,167

OTHER ASSETS:
 Special use funds of FPL                               0              0
 Other investments                                      0            144
 Unamort. debt reacquisition costs of FPL               0              0
 Other                                                  0            247
    Total other assets                                  0            391

    TOTAL ASSETS                                       $0       $172,843

CAPITALIZATION
 Common shareholders' equity                           $0       $138,593
 Pref. stock without sinking fund requirements          0              0
 Pref. stock with sinking fund requirements             0              0
 Long-term debt                                         0              0
    Total capitalization                                0        138,593

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0              0
 Accounts payable                                       0          1,731
 Customers' deposits                                    0             82
 Accrued interest and taxes                             0             15
 Deferred clause revenues                               0              0
 Other                                                  0              0
    Total current liabilities                           0          1,828

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0         32,422
 Deferred regulatory credit - income taxes              0              0
 Unamortized investment tax credits                     0              0
 Storm and property insurance reserve                   0              0
 Other                                                  0              0
    Total other liabilities & deferred credits          0         32,422

TOTAL CAPITALIZATION AND LIABILITIES                   $0       $172,843

TURNER FOODS CORPORATION AND SUBSIDIARIES                                                                               45
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                               Adjusting       Turner
                                                   &           Foods
                                                 Elim.       Corporation
INCOME STATEMENT                                Entries      Consolidated
OPERATING REVENUES                                  ($459)     $44,431

OPERATING EXPENSES
 Fuel, purchased power & interchange                    0            0
 Other operations and maintenance                     653       29,075
 Depreciation & amortization                            0        5,011
 Taxes other than income taxes                          0            0
    Total operating expenses                          653       34,086
OPERATING INCOME                                   (1,112)      10,345

OTHER INCOME (DEDUCTIONS):
 Interest charges                                       0            0
 Preferred stock dividends - FPL                        0            0
 Other-net                                            839          857
    Interest expense and other - net                  839          857

INCOME BEFORE INCOME TAXES                           (273)      11,202

INCOME TAXES                                            0        4,130

NET INCOME (LOSS)                                    (273)       7,072
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR       (18,454)      11,057
DEDUCT:
 Dividends                                              0        6,250
 Other                                                  0            0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR       ($18,727)     $11,879

HJT HOLDINGS & LCR HOLDINGS AND SUBSIDIARIES                                                                            46
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1996
Thousands of Dollars
                                                                                                    Adjusting
                                                  EMB            SRM        HJT          LCR           &          HJT & LCR
                                              Investments,  Investments,  Holdings,    Holdings,      Elim.         Holdings
ASSETS                                            Inc.          L.P.        Inc.        Inc.        Entries      Consolidated
PROPERTY, PLANT AND EQUIPMENT
 Elec. util. plant in ser. - at orig. cost             $0           $0          $0       $0                $0            $0
 Nuclear fuel under capital lease                       0            0           0        0                 0             0
 Construction work in progress                          0            0           0        0                 0             0
 Other property                                         0            0           0        0                 0             0
 Less accumulated depr. & amort.                        0            0           0        0                 0             0
    Total property, plant and eqpt. - net               0            0           0        0                 0             0

CURRENT ASSETS
 Cash and cash equivalents                             30            5           5        5                 0            45
 Customer receivables - net                             0            0           0        0                 0             0
 Materials, supplies & fossil fuel stock                0            0           0        0                 0             0
 Deferred clause expenses                               0            0           0        0                 0             0
 Other                                              2,836            0           0        0                 0         2,836
    Total current assets                            2,866            5           5        5                 0         2,881

OTHER ASSETS:
 Special use funds of FPL                               0            0           0        0                 0             0
 Other investments                                341,731      344,184     344,154       35          (688,373)      341,731
 Unamort. debt reacquisition costs of FPL               0            0           0        0                 0             0
 Other                                                  0            0           0        0                 0             0
    Total other assets                            341,731      344,184     344,154       35          (688,373)      341,731

    TOTAL ASSETS                                 $344,597     $344,189    $344,159      $40         ($688,373)     $344,612

CAPITALIZATION
 Common shareholders' equity                     $344,184     $344,189    $344,159      $40         ($688,373)     $344,199
 Pref. stock without sinking fund requirements          0            0           0        0                 0             0
 Pref. stock with sinking fund requirements             0            0           0        0                 0             0
 Long-term debt                                         0            0           0        0                 0             0
    Total capitalization                          344,184      344,189     344,159       40          (688,373)      344,199

CURRENT LIABILITIES
 Cur. matur. of long-term debt & pref. stock            0            0           0        0                 0             0
 Accounts payable                                       0            0           0        0                 0             0
 Customers' deposits                                    0            0           0        0                 0             0
 Accrued interest and taxes                           413            0           0        0                 0           413
 Deferred clause revenues                               0            0           0        0                 0             0
 Other                                                  0            0           0        0                 0             0
    Total current liabilities                         413            0           0        0                 0           413

OTHER LIABILITIES AND DEFERRED CREDITS
 Accumulated deferred income taxes                      0            0           0        0                 0             0
 Deferred regulatory credit - income taxes              0            0           0        0                 0             0
 Unamortized investment tax credits                     0            0           0        0                 0             0
 Storm and property insurance reserve                   0            0           0        0                 0             0
 Other                                                  0            0           0        0                 0             0
    Total other liabilities & deferred credits          0            0           0        0                 0             0

TOTAL CAPITALIZATION AND LIABILITIES             $344,597     $344,189    $344,159      $40         ($688,373)     $344,612

HJT HOLDINGS & LCR HOLDINGS AND SUBSIDIARIES                                                                            47
CONSOLIDATING STATEMENTS OF INCOME AND
RETAINED EARNINGS
DECEMBER 31, 1996
Thousands of Dollars
                                                                                                    Adjusting
                                                  EMB            SRM         HJT          LCR           &         HJT & LCR
                                              Investments,  Investments,  Holdings,    Holdings,      Elim.       Holdings
INCOME STATEMENT                                  Inc.           L.P.        Inc.         Inc.        Entries    Consolidated
OPERATING REVENUES                                  $0           $0          $0           $0             $0            $0

OPERATING EXPENSES
 Fuel, purchased power & interchange                 0            0           0            0              0             0
 Other operations and maintenance                    0            0           0            0              0             0
 Depreciation & amortization                         0            0           0            0              0             0
 Taxes other than income taxes                       0            0           0            0              0             0
    Total operating expenses                         0            0           0            0              0             0
OPERATING INCOME                                     0            0           0            0              0             0

OTHER INCOME (DEDUCTIONS):
 Interest charges                                    0            0           0            0              0             0
 Preferred stock dividends - FPL                     0            0           0            0              0             0
 Other-net                                       1,181          768         768            0         (1,536)        1,181
    Interest expense and other - net             1,181          768         768            0         (1,536)        1,181

INCOME BEFORE INCOME TAXES                       1,181          768         768            0         (1,536)        1,181

INCOME TAXES                                       413            0           0            0              0           413

NET INCOME (LOSS)                                  768          768         768            0         (1,536)          768
RETAINED EARNINGS (DEFICIT) AT BEG. OF YEAR          0            0           0            0              0             0
DEDUCT:
 Dividends                                           0            0           0            0              0             0
 Other                                               0            0           0            0              0             0
RETAINED EARNINGS (DEFICIT) AT END OF YEAR        $768         $768        $768           $0        ($1,536)         $768

      FPL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


1.     Entities for which Separate Financial Statements are not
       Presented

       The following subsidiaries of the Claimant have had no financial activity during the year. Accordingly, financial information for these companies is not provided.

       -  ESI Australia II, Inc.
       -  ESI DLP-LP Holdings, Inc.
       -  ESI Dominican Republic, Inc.
       -  ESI Doswell Power Services,  Inc.
       -  ESI Operating Services, Inc.
       -  ESI Panama, Inc.
       -  ESI Philippines, Inc.
       -  ESI URI, Inc.
       -  ESI Vansycle GP, Inc.
       -  ESI Vansycle LP, Inc.
       -  Cable GP, Inc.
       -  Cable LP II Inc.
       -  FPL Group Holdings 1, Inc.
       -  FPL Group Holdings 2, Inc.
       -  FPL Group International Brazil (Cayman) I, Inc.
       -  FPL Group International Brazil (Cayman) II, Inc.
       -  FPL Group International South America, Inc.
       -  FPL Group International South America II, Inc.
       -  TWC Sixty-Three Inc.

       Separate financial statements are not maintained for the following subsidiaries due to immateriality.

       -  Colonial Penn Capital Holdings, Inc.
       -  Praxis Group, Inc.
       -  Qualtec Professional Services, Inc.
       -  Alpha Joshua (Prime), Inc.
       -  Alpha Mariah (Prime), Inc.
       -  Beta Mariah (Prime), Inc.
       -  Beta Willow (Prime), Inc.
       -  FPL Energy Services II, Inc.

       Separate financial statements are not presented for Bay
       Loan and Investment Bank since it is classified as discontinued operations.

2.     Not-for-Profit Corporations

       FPL Group Foundation (the Foundation) is a private foundation organized as a not for profit corporation to provide for the centralized evaluation and coordination of charitable activities of FPL Group, Inc. and its subsidiaries. FPL Historical Museum (the Museum) is a not-for-profit corporation formed to collect and preserve tangible objects that help interpret or describe the history of Florida Power
       & Light Company. The Foundation and the Museum operate independently of FPL Group, Inc., and consolidation of their not-for-profit financial statements with FPL Group, Inc.'s financial statements is not appropriate. Total assets of the Foundation and the Museum were approximately $5.1 million and $.3 million, respectively, at December 31, 1996.

3.     Dissolutions of Subsidiaries

       River Run Caretaking Service, Inc. was dissolved in 1996.

Claimant has caused this statement to be duly executed on its behalf by its authorized officer this 28th day of February, 1997.




              FPL Group, Inc.



       By:     M. W. YACKIRA
               M. W. Yackira
     Vice President, Finance and Chief
             Financial Officer





(Corporate Seal)





Attest:





D. P. COYLE
D. P. Coyle, General Counsel and Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

M. W. Yackira
Vice President, Finance and Chief Financial Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

                                   EXHIBIT B

The Financial Data Schedule is included as Exhibit 27 at the conclusion of this document.

                                   EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     ESI Energy, Inc.
           *** ESI Doswell, Inc.
           *** ESI LP, Inc.

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     FPL Group International, Inc.
           *** FPL Mamonal, Inc.
           *** FPL International Investment Company

FPL Group, Inc. (Claimant)
        *     FPL Group Capital Inc
         **     FPL Group International, Inc.
           *** FPL Termovalle, Inc.
           *** FPL International Holdings, Inc.

At December 31, 1996, ESI Doswell, Inc. and ESI LP, Inc. each owned a limited partnership interest in Doswell Limited Partnership (Doswell LP), an EWG. These interests in the aggregate will average approximately
36% over the life of the partnership.

At December 31, 1996, FPL Mamonal, Inc. and FPL International Investment Company, each, indirectly, owned a limited partnership interest in InterAmerican Energy Leasing Company. These interests in the aggregate will average approximately 28% over the life of the partnership. FPL Mamonal, Inc. and FPL International Investment Company are wholly-owned subsidiaries of FPL Group International, Inc., which is a wholly-owned subsidiary of FPL Group Capital Inc, a wholly-owned subsidiary of Claimant.

At December 31, 1996, FPL Termovalle, Inc. and FPL International Holdings, Inc., each, indirectly, owned a limited partnership interest in Termovalle. These interests in the aggregate will average approximately 36% over the life of the partnership. FPL Termovalle, Inc. and FPL International Holdings, Inc. are wholly-owned subsidiaries of FPL Group Capital Inc, a wholly-owned subsidiary of Claimant.

                                                              APPENDIX 1
                       SUBSIDIARIES OF FPL GROUP, INC.


                                    Jurisdic-
                                    tion of
                                    Incor-
              Name                  poration      Location                         Nature of Business

FLORIDA POWER & LIGHT COMPANY       Florida     Juno Beach           Operates as an electric utility company.

*FPL Enersys, Inc.                  Florida     Miami                Holds the stock of a subsidiary which was
                                                                     formed to provide ongoing services to
                                                                     implement energy programs.

  **FPL Energy Services, Inc.       Florida     Miami                Formed to provide ongoing services to implement
                                                                     energy programs.

  **FPL Energy Services II, Inc.    Florida     Miami                Develops energy management systems for
                                                                     commercial, industrial and institutional
                                                                     companies.

*KPB Financial Corp.                Delaware    Wilmington           Manages financial assets.

*Land Resources Investment Co.      Florida     Juno Beach           Holds real property used or to be used by FPL.

FPL GROUP CAPITAL INC               Florida     Juno Beach           Holds the stock of and provides the funding for
                                                                     the operating companies other than FPL.

*Alandco Inc.                       Florida     North Palm Beach     Holds real estate investments.

  **Alandco I, Inc.                 Florida     North Palm Beach     Holds real estate investments.

  **Alandco/Cascade, Inc.           Florida     North Palm Beach     Holds real estate investments.

  **TWC Sixty-Three, Inc.           Florida     North Palm Beach     Inactive.

*EMB Investments, Inc.              Delaware    Wilmington           Manages intangible assets.

*ESI Energy, Inc.                   Florida     North Palm Beach     Holds the stock of subsidiaries participating
                                                                     in energy production projects and leveraged
                                                                     leases.

  **Alpha Joshua (Prime), Inc.      California  San Francisco        Owns a general partnership interest in a
                                                                     transmission line.

  **Alpha Mariah (Prime), Inc.      California  North Palm Beach     Owns a general partnership interest in a
                                                                     transmission line.

  **Beta Mariah (Prime), Inc.       California  North Palm Beach     Owns a general partnership interest in a
                                                                     transmission line.

  **Beta Willow (Prime), Inc.       California  San Francisco        Owns a general partnership interest in a
                                                                     transmission line.

  **ESI Antilles, Inc.              Florida     North Palm Beach     Participates in a floating barge power plant
                                                                     project.

  **ESI Antilles LP, Inc.           Florida     North Palm Beach     Participates in a floating barge power plant
                                                                     project.

  **ESI Australia II, Inc.          Delaware    North Palm Beach     Formed to develop waste coal energy projects.

  **ESI Bay Area, Inc.              Florida     North Palm Beach     Participates in a wind-powered project.

  **ESI Bay Area GP, Inc.           Florida     North Palm Beach     General partner for wind-powered project.

  **ESI Brady, Inc.                 Florida     North Palm Beach     Participates in a geothermal project.

  **ESI California Holdings, Inc.   California  North Palm Beach     Holds the stock of subsidiaries participating
                                                                     in energy projects.

    ***CH Ormesa, Inc.              Florida     North Palm Beach     Participates in a geothermal project.

    ***CH Ormesa LP, Inc.           Florida     North Palm Beach     Participates in a geothermal project.

    ***CH POSDEF, Inc.              Florida     North Palm Beach     Participates in a coal project.

    ***CH POSDEF LP, Inc.           Florida     North Palm Beach     Participates in a coal project.

    ***ESI Sky River, Inc.          Florida     North Palm Beach     Participates in a wind-powered project.

  **ESI Cherokee GP, Inc.           Florida     North Palm Beach     Participates in a gas-fired co-generation
                                                                     project.

  **ESI Cherokee LP, Inc.           Florida     North Palm Beach     Participates in a gas-fired co-generation
                                                                     project.

  **ESI Cherokee Holdings, Inc.     Florida     North Palm Beach     Holds the stock of subsidiaries participating
                                                                     in gas-fired co-generation projects.

  **ESI Cherokee MGP, Inc.          Florida     North Palm Beach     Participates in a gas-fired co-generation
                                                                     project.

  **Cherokee County                 Delaware    North Palm Beach     Participates in a gas-fired co-generation
    Cogeneration Corp.                                               project.

  **ESI Dixie Valley, Inc.          Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Dixie Valley LP,Inc.        Florida     North Palm Beach     Participates in a geothermal project.

  **ESI DLP-LP Holdings, Inc.       Florida     North Palm Beach     Participates in combined cycle gas-fired
                                                                     electric generation.

  **ESI Dominican Republic, Inc.    Florida     North Palm Beach     Participates in a Fossil-Fuel Fixed
                                                                     project.

  **ESI Doswell, Inc.               Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Doswell GP, Inc.            Florida     North Palm Beach     Participates in combined cycle gas-fired
                                                                     electric generation.

  **ESI Doswell GP II, Inc.         Florida     North Palm Beach     Participates in combined cycle gas-fired
                                                                     electric generation.

  **ESI Double "C", Inc.            Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Ebensburg, Inc.             Florida     North Palm Beach     Participates in a waste-to-energy project.

  **ESI Geothermal Inc.             Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Geothermal II, Inc.         Florida     North Palm Beach     Participates in a geothermal project.

  **ESI Jonesboro, Inc.             Florida     North Palm Beach     Inactive.

  **ESI Jonesboro LP, Inc.          Florida     North Palm Beach     Inactive.

  **ESI Kern Front, Inc.            Florida     North Palm Beach     Participates in a natural gas project.

  **ESI LP, Inc.                    Florida     North Palm Beach     Formed to invest in partnerships.

  **ESI Montgomery County, Inc.     Florida     North Palm Beach     Participates in a waste-to-energy project.

  **ESI Multitrade LP, Inc.         Florida     North Palm Beach     Owns a limited partner ownership interest in a
                                                                     wood-burning electric generating project.

  **ESI Operating Services, Inc.    Florida     North Palm Beach     Provides operating and maintenance services and
                                                                     fuel procurement for projects.

    ***ESI Brady Power              Florida     North Palm Beach     Provides operating and maintenance services for
         Services, Inc.                                              a power project.

    ***ESI Doswell Power            Florida     North Palm Beach     Provides operating and maintenance services for
         Services, Inc.                                              a power project.

    ***ESI Virginia Power           Florida     North Palm Beach     Participates in operation and maintenance
         Services, Inc.                                              services at projects.

  **ESI Panama, Inc.                Florida     North Palm Beach     Participates in thermal power project.

  **ESI Philippines, Inc.           Florida     North Palm Beach     Formed to pursue energy-related business
                                                                     opportunities in the Philippines.

  **ESI Pittsylvania, Inc.          Florida     North Palm Beach     Participates in a wood-burning electric
                                                                     generating project.

  **ESI San Emidio, Inc.            Florida     North Palm Beach     Participates in the development of a geothermal
                                                                     project.

  **ESI SEMASS Corp. LP, Inc.       Florida     North Palm Beach     Inactive.

  **ESI Sierra, Inc.                Florida     North Palm Beach     Participates in a natural gas project.

  **ESI Steamboat, Inc.             Florida     North Palm Beach     Formed to service a loan.

  **ESI URI, Inc.                   Florida     North Palm Beach     Inactive.

  **ESI Vansycle GP, Inc.           Florida     North Palm Beach     Participates in a wind power project.

  **ESI Vansycle LP, Inc.           Florida     North Palm Beach     Participates in a wind power project.

  **ESI Victory, Inc.               Florida     North Palm Beach     Participates in a wind-powered project.

  **ESI West Enfield, Inc.          Florida     North Palm Beach     Inactive.

  **ESI West Enfield LP, Inc.       Florida     North Palm Beach     Inactive.

  **ESI WTE Development, Inc.       Florida     North Palm Beach     Inactive.

  **FPL Investments Inc             Florida     North Palm Beach     Manages a leveraged lease portfolio.

  **Harper Lake Operations, Inc.    California  North Palm Beach     Formed to operate a solar electric generating
                                                                     system.

  **Hyperion VIII, Inc.             Florida     North Palm Beach     Participates in a solar electric generating
                                                                     system.

  **Hyperion IX, Inc.               Florida     North Palm Beach     Participates in a solar electric generating
                                                                     system.

  **MES Financial Corp.             Delaware    Wilmington           Manages financial assets.

*FPL Group Holdings 1, Inc.         Florida     Juno Beach           Inactive.

*FPL Group Holdings 2, Inc.         Florida     Juno Beach           Inactive.

*FPL Group International, Inc.      Florida     Juno Beach           Invests in international power projects.

  **Crete I Cayman, Inc.            Cayman      Cayman Islands       Invests in a wind project.
                                    Islands,
                                    B.W.I.

  **Crete II Cayman, Inc.           Cayman      Cayman Islands       Invests in a wind project.
                                    Islands,
                                    B.W.I.

  **Crete III Cayman, Inc.          Cayman      Cayman Islands       Invests in a wind project.
                                    Islands,
                                    B.W.I.

  **Faeto Cayman, Inc.              Cayman      Cayman Islands       Invests in a wind project.
                                    Islands,
                                    B.W.I.

  **FPL Group International         Cayman      Cayman Islands       Participates in a power project.
    Brazil (Cayman) I, Inc.         Islands,
                                    B.W.I.

  **FPL Group International         Cayman      Cayman Islands       Participates in a power project.
    Brazil (Cayman) II, Inc.        Islands,
                                    B.W.I.

  **FPL Group International         Florida     North Palm Beach     Invests in a power project.
      South America, Inc.

  **FPL Group International         Florida     North Palm Beach     Participates in a power project.
      South America II, Inc.

  **FPL International Holdings,     Cayman      Cayman Islands       Invests in international power projects.
      Inc.                          Islands,
                                    B.W.I.

  **FPL International Holdings      Cayman      Cayman Islands       Invests in international power projects.
      II, Inc.                      Islands,
                                    B.W.I.

  **FPL International Investment    Cayman      Cayman Islands       Invests in international power projects.
      Company                       Islands,
                                    B.W.I.

  **FPL Mamonal, Inc.               Florida     North Palm Beach     General partner of a limited partnership owning
                                                                     a power project.

  **FPL TermoCandelaria, Inc.       Florida     North Palm Beach     General partner of a limited partnership owning
                                                                     a power project.

  **FPL Termovalle, Inc.            Florida     North Palm Beach     General partner of a limited partnership owning
                                                                     a power project.

  **Karaha Bodas Investment Corp.   Cayman      Cayman Islands       Participates in a geothermal project.
                                    Islands,
                                    B.W.I.

  **Monte San Giorgio Cayman, Inc.  Cayman      Cayman Islands       Invests in a wind project.
                                    Islands,
                                    B.W.I.

  **Mynydd Gordu Cayman, Inc.       Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **Owenreagh Cayman, Inc.          Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **Owenreagh Cayman Power          Cayman      Cayman Islands       Invests in international power projects.
      Partners, LLC                 Islands,
                                    B.W.I.

  **Riva-Caleone Cayman, Inc.       Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **San Bartolomeo Cayman, Inc.     Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

  **Werfa Cayman, Inc.              Cayman      Cayman Islands       Invests in international power projects.
                                    Islands,
                                    B.W.I.

*FPL Holdings Inc                   Florida     Juno Beach           Holds certain fixed assets used by FPL Group.

  **Colonial Penn Capital           Delaware    Juno Beach, FL       Holds the stock of Bay Loan and Investment Bank.
    Holdings, Inc.

    ***Bay Loan and Investment      Rhode       Providence           Holds commercial and consumer loans and time
       Bank                         Island                           deposits.  Bay Loan was reclassified to
                                                                     discontinued operations in 1991; therefore
                                                                     no financial statements are presented.

*HJT Holdings, Inc.                 Delaware    Wilmington           Manages intangible assets.

*LCR Holdings, Inc.                 Delaware    Wilmington           Manages intangible assets.

*MBR Services, Inc.                 Florida     Juno Beach           Performs out-sourced meter reading, billing and
                                                                     remittance processing services to other
                                                                     utilities.

*Palms Insurance Company,           Cayman      Cayman Islands       Operates as a captive insurance company
 Limited                            Islands,                         primarily engaged in reinsuring liability
                                    B.W.I.                           insurance coverage for FPL Group, Inc. and its
                                                                     subsidiaries.

  **Palmetto Insurance              Cayman      Cayman Islands       Operates as a captive insurance company
    Company, Limited                Islands,                         primarily engaged in reinsuring liability
                                    B.W.I.                           insurance coverage for FPL Group, Inc. and its
                                                                     subsidiaries.

*Praxis Group, Inc.                 Delaware    Miami, FL            Holds certain immaterial assets and
                                                                     liabilities, but no longer actively in business.

*QualTec Professional               Florida     Miami, FL            Holds certain immaterial assets and
 Services, Inc.                                                      liabilities but no longer actively in business.

*Telesat Cablevision, Inc.          Florida     Miami, FL            Owns investments in cable TV partnerships
                                                                     and joint ventures.

 **Mayberry Investments, Inc.       Delaware    Wilmington           Manages intangible assets.

  **Telesat Cablevision of          Florida     Miami, FL            Holds the stock of subsidiaries involved
    South Florida, Inc.                                              in cable partnerships.

    ***Cable GP, Inc.               Florida     Miami, FL            Owns a general partnership interest in a
                                                                     cable television joint venture.

    ***Cable LP I, Inc.             Florida     Miami, FL            Owns limited partnership interests in
                                                                     cable television joint ventures.

    ***Cable LP II, Inc.            Florida     Miami, FL            Inactive.

    ***Cable LP III, Inc.           Florida     Miami, FL            Owns a limited partnership interest in a
                                                                     cable television joint venture.

    ***Cable LP (Pasco), Inc.       Florida     Miami, FL            Owns a limited partnership interest in a
                                                                     cable television joint venture.

*Turner Foods Corporation           Florida     Punta Gorda          Holds the stock of subsidiaries which own and
                                                                     operate an agricultural real estate brokerage
                                                                     business, citrus groves and citrus nurseries in
                                                                     Florida.

  **Agriculture Management          Florida     Punta Gorda          The physical assets of the company were sold
    Services Company, Inc.                                           during October 1993.  The company now holds a
                                                                     mortgage receivable secured by these assets.

  **Avon Citrus Nursery, Inc.       Florida     Punta Gorda          Operates citrus nurseries and citrus groves.

  **Turner Corporation              Florida     Immokalee            Operates citrus groves.

CAS INVESTMENTS, INC.               Delaware    Wilmington           Owns investment securities.

                                  APPENDIX 2
PROPERTIES OF FLORIDA POWER & LIGHT COMPANY


Generating Facilities.      As of December 31, 1996, Florida Power & Light
Company (FPL) had the following generating facilities:

                                                                        No. of                  Net Warm Weather
                 Facility                            Location           Units      Fuel      Peaking Capability (mw)
STEAM TURBINES
  Cape Canaveral .........................     Cocoa, FL                   2      Oil/Gas                 810
  Cutler .................................     Miami, FL                   2      Gas                     215
  Fort Myers .............................     Fort Myers, FL              2      Oil                     542
  Manatee ................................     Parrish, FL                 2      Oil                   1,638
  Martin .................................     Indiantown, FL              2      Oil/Gas               1,622
  Port Everglades ........................     Port Everglades, FL         4      Oil/Gas               1,227
  Riviera ................................     Riviera Beach, FL           2      Oil/Gas                 580
  St. Johns River Power Park (SJRPP) .....     Jacksonville, FL            2      Coal/Petroleum Coke     250(1)
  St. Lucie ..............................     Hutchinson Island, FL       2      Nuclear               1,553(2)
  Sanford ................................     Lake Monroe, FL             3      Oil/Gas                 933
  Scherer ................................     Monroe County, GA           1      Coal                    633(3)
  Turkey Point ...........................     Florida City, FL            2      Oil/Gas                 810
                                                                           2      Nuclear               1,386
COMBINED CYCLE
  Lauderdale .............................     Dania, FL                   2      Gas/Oil                 860
  Martin .................................     Indiantown, FL              2      Gas                     860
  Putnam .................................     Palatka, FL                 2      Gas/Oil                 498
COMBUSTION TURBINES
  Fort Myers .............................     Fort Myers, FL             12      Oil                     626
  Lauderdale .............................     Dania, FL                  24      Oil/Gas                 876
  Port Everglades ........................     Port Everglades, FL        12      Oil/Gas                 438
DIESEL UNITS
  Turkey Point ...........................     Florida City, FL            5      Oil                      12
TOTAL ....................................                                                             16,369

(1)  Represents FPL's 20% individual ownership interest in SJRPP Units Nos. 1 and 2, which are jointly owned with the
     Jacksonville Electric Authority (JEA).
(2)  Excludes Orlando Utilities Commission's and the Florida Municipal Power Agency's combined share of approximately
     15% of St. Lucie Unit No. 2.
(3)  Represents FPL's approximately 76% ownership of Scherer Unit No. 4, which is jointly owned with the JEA.

Transmission and Distribution. FPL owns and operates 476 substations with a total capacity of 102,087,240 kva. Electric transmission and distribution lines owned and in service as of December 31, 1996 are as follows:

                                                                             Overhead Lines     Trench and Submarine
                          Nominal Voltage                                      Pole Miles           Cable Miles
500 kv ............................................................               1,107(1)                  -
230 kv ............................................................               2,475                    31
138 kv ............................................................               1,486                    48
115 kv ............................................................                 704                     -
 69 kv ............................................................                 166                    11
Less than 69 kv ...................................................              38,857                19,425
Total .............................................................              44,795                19,515

(1)  Includes approximately 80 miles owned jointly with the JEA.